Prospectus supplement
To prospectus dated August 27, 2002

teckcominco Ltd

US$200,000,000
7.00% Notes due 2012
Issue Price: 99.390%

The notes will bear interest at 7.00% per year and will mature on September 15, 2012. We will pay interest on the notes on March 15 and September 15 of each year, beginning March 15, 2003.

We may redeem some or all of the notes at any time at the redemption prices described under "Description of notes—Optional redemption". We may also redeem the notes, in whole but not in part, at 100% of their principal amount plus accrued and unpaid interest to the date of redemption if certain changes affecting Canadian withholding taxes occur.

We will not make application to list the notes on any securities exchange or to include them in any automated quotation system.

Investing in the notes involves risks that are described in the "Risk factors" section in the accompanying prospectus.

Our interest coverage ratio for the twelve months ended June 30, 2002, calculated in accordance with Canadian securities legislation, is less than one-to-one.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved these notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. We prepare our financial statements, which are incorporated by reference herein, in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

Owning the notes may subject you to tax consequences both in the United States and in Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion under "Certain income tax considerations" beginning on page S-35 of this prospectus supplement.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and some of the experts named in this prospectus supplement or the accompanying prospectus are not residents of the United States, and many of our assets and all or a substantial portion of the assets of such persons are located outside of the United States.

	Public offering price(1)	Underwriting discounts	Proceeds to Teck Cominco before expenses
Per note	99.390%	0.650%	98.740%
Total	US$198,780,000	US$1,300,000	US$197,480,000

(1) Plus accrued interest from September 12, 2002 if settlement occurs after that date.

The notes will be ready for delivery in book-entry form only through The Depository Trust Company and its participants, including the Euroclear System and Clearstream, Luxembourg on or about September 12, 2002.

JPMorgan
Book-Running Manager

Merrill Lynch & Co.
BMO Nesbitt Burns
RBC Capital Markets
TD Securities
CIBC World Markets
Scotia Capital

September 9, 2002

Table of contents

About this prospectus supplement

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes we are offering and also adds to and updates certain information contained in the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the notes we are offering. The accompanying prospectus dated August 27, 2002, is referred to as the "prospectus" in this prospectus supplement.

To the extent that the description of the notes varies between this prospectus supplement and the prospectus, you should rely only on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the notes in any jurisdiction

where the offer or sale is not permitted by law. You should assume that the information contained in or incorporated by reference in this prospectus supplement and the prospectus is accurate only as of their respective dates.

The notes have not been and will not be qualified for sale under the securities laws of Canada or any province or territory of Canada. The notes are not being offered for sale and may not be offered or sold, directly or indirectly, in Canada, or to any resident thereof, in violation of the securities laws of Canada or any province or territory of Canada.

In this prospectus supplement, unless otherwise specified or the context otherwise requires, all references to "dollars" or "$" are to Canadian dollars and all references to "U.S. dollars" and "US$" are to United States dollars. Unless otherwise indicated, all financial information included or incorporated by reference in this prospectus supplement is determined using Canadian generally accepted accounting principles which are in effect from time to time. For a discussion of the principal differences between our financial results as calculated under Canadian generally accepted accounting principles and under U.S. generally accepted accounting principles, you should refer to Note 20 of our audited comparative consolidated financial statements for the years ended December 31, 2001 and 2000 which are incorporated by reference herein.

Except on the cover page, and in the "Prospectus supplement summary"—"The offering" and "Description of notes" sections, and unless the context otherwise requires, all references in this prospectus supplement to the "company", "we", "us" and "our" refer to Teck Cominco Limited and its subsidiaries and our interests in joint ventures and partnerships.

Forward-looking statements

This prospectus supplement, and the material incorporated by reference into this prospectus supplement and the prospectus contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to, statements concerning:

- price volatility for zinc, copper, coal, gold and other primary metals and minerals;
- the long-term demand for and supply of zinc, copper, coal and gold and other primary metals and minerals;
- our premiums realized over London Metal Exchange cash and other benchmark prices and the sensitivity of our financial results to changes in metals and minerals prices;
- our strategies and objectives;
- our interest and other expenses;
- political unrest or instability in countries such as Peru and its impact on our foreign assets, including our Peruvian subsidiary, Refineria de Cajamarquilla S.A., and our interest in the Antamina copper, zinc mine;
- the timing of decisions regarding the costs of construction and production with respect to, and the issuance of the necessary permits and other authorizations required

for, certain of our development and expansion projects including, among others, the Pend Oreille project;

- our estimates of the quantity and quality of our mineral reserves and resources;
- our planned capital expenditures;
- our future capital and mine production costs and production levels, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;
- the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our costs and results;
- our cost reduction and other financial and operating objectives;
- our exploration initiatives as well as environmental, health and safety initiatives;
- the negotiation of collective agreements with unionized employees;
- general business and economic conditions;
- the outcome of our coal price negotiations with customers;
- our dividend policy; and
- the Antamina copper, zinc mine meeting its completion tests under its project finance documents and reaching its production capacity for zinc and copper.

Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in, or incorporated by reference into, this prospectus supplement and the prospectus. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

- general business and economic conditions;
- foreign exchange rates;
- the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper, coal and gold and our other primary metals and minerals;
- the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, including, among others, the Pend Oreille project;
- the availability of financing for our development projects on reasonable terms;
- our costs of production and our production and productivity levels, as well as those of our competitors;
- engineering and construction timetables and capital costs for our development projects;
- costs of closure of various operations;

- market competition;
- risks involved in mining, processing, exploration and research and development activities;
- the accuracy of our reserve estimates and the geological, operational and price assumptions on which these are based;
- premiums realized over London Metal Exchange cash and other benchmark prices;
- tax benefits;
- the outcome of our coal price negotiations with customers;
- the resolution of environmental and other proceedings; and
- our ongoing relations with our employees.

We caution you that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under "Risk factors" in the prospectus. We undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.

Where you can find more information

We have filed with the United States Securities and Exchange Commission (the "SEC") a Registration Statement on Form F-9 under the United States Securities Act of 1933, as amended (the "Securities Act") with respect to the notes, of which the prospectus accompanying this prospectus supplement forms a part. This prospectus supplement and the prospectus do not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to such Registration Statement and the exhibits thereto for further information with respect to us and the notes.

Documents incorporated by reference

We file with the British Columbia Securities Commission (the "BCSC"), a commission of authority in the Province of British Columbia, Canada similar to the SEC, and with the various securities commissions or similar authorities in each of the provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance with the Exchange Act, we also file certain reports with and furnish other information to the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read any document we furnish to the SEC at the SEC's public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the same documents from the public

reference room by paying a fee. Please call the SEC at 1-800-SEC-0330 or contact them at www.sec.gov for further information on the public reference rooms.

Under the multijurisdictional disclosure system adopted by the United States and Canada, the SEC and the BCSC allow us to "incorporate by reference" certain information that we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus supplement and the prospectus. This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purpose of the notes offered hereunder.

The following documents, filed by us with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in and form an integral part of this prospectus supplement and the prospectus:

(a) Annual Information Form of the company dated March 1, 2002 for the year ended December 31, 2001;

(b) Audited comparative consolidated financial statements, and the related notes thereto, of the company as at and for the years ended December 31, 2001 and 2000 and the Auditors' Report thereon contained in the 2001 Annual Report of the company;

(c) Management's Discussion and Analysis and Financial Review of the company contained in the 2001 Annual Report of the company;

(d) Management Proxy Circular dated March 6, 2002 for the company's annual meeting of shareholders held on April 24, 2002 (other than the sections entitled "Corporate Governance", "Report of Compensation Committee" and "Share Performance Graph");

(e) Unaudited interim comparative consolidated financial statements of the company for the six months ended June 30, 2002 and 2001; and

(f) Management's Discussion and Analysis of the company for the three months ended March 31, 2002 and March 31, 2001 and the six months ended June 30, 2002 and June 30, 2001.

Any document of the type referred to in the preceding paragraph and in material change reports (excluding confidential material change reports) and any exhibits to unaudited interim comparative consolidated financial statements which contain up-dated interest coverage ratios filed by us with a securities commission or similar authority in Canada after the date of this prospectus supplement and prior to the termination of the distribution of notes offered by this prospectus supplement will be deemed to be incorporated by reference into this prospectus supplement.

Documents incorporated by reference are available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the documents incorporated herein by reference may be obtained on request without charge from Karen L. Dunfee, Corporate Secretary of Teck Cominco Limited, Suite 600, 200 Burrard Street, Vancouver, British Columbia V6C 3L9; telephone: (604) 687-1117.

Any statement contained in this prospectus supplement, the prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein will be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that

a statement contained in this prospectus supplement or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded to constitute a part of this prospectus supplement. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Exchange rate data

The following table sets forth certain exchange rates based on the noon buying rate for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate"). These rates are set forth as U.S. dollars per $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On September 9, 2002, the inverse of the noon buying rate was US$0.6385 equals $1.00.

	Years ended December 31,			Six months ended June 30,	
	1999	2000	2001	2001	2002
High for period	0.6925	0.6969	0.6697	0.6697	0.6619
Low for period	0.6535	0.6410	0.6241	0.6333	0.6200
Rate at end of period	0.6925	0.6669	0.6279	0.6590	0.6583
Average rate for the period[(1)]	0.6746	0.6727	0.6446	0.6515	0.6378

(1) The average of the exchange rates on the last day of each month during the applicable period.

Prospectus supplement summary

This summary contains basic information about this offering. It may not contain all the information that is important to you. The "Description of notes" section of this prospectus supplement and the "Description of debt securities" section of the prospectus contain more detailed information regarding the terms and conditions of the notes. The following summary is qualified in its entirety by reference to the detailed information appearing elsewhere in this prospectus supplement and the prospectus.

About Teck Cominco Limited

Teck Cominco Limited is the ongoing company resulting from the merger in 2001 of Teck Corporation and Cominco Ltd. (now Teck Cominco Metals Ltd.), two of the oldest, continuously operating mining companies in Canada. We are engaged primarily in the exploration for, and the development, production and processing of, metals and minerals in many parts of the world. We are a world leader in zinc, with interests in the Red Dog zinc mine in Alaska and the Antamina copper, zinc mine in Peru, the largest and third largest zinc mines in the world, and in the Trail zinc and lead refining and smelting complex in Canada and the Cajamarquilla zinc refinery in Peru.

Balancing this strong position in zinc, we produce coal from our Bullmoose and Elkview mines in British Columbia, with the latter being the fifth largest metallurgical coal mine in the world, as well as gold and copper. Our 63.9%-owned Highland Valley copper mine is the fourth largest copper milling operation and one of the most cost efficient in the world. Our Trail refinery is also a significant producer of by-product and specialty metals including silver, germanium, indium and low-alpha lead.

Recent developments

Our net earnings were $8 million in the second quarter of 2002, up from $2 million in the first quarter of 2002 and compared with $23 million in the second quarter of 2001. Our cash flow from operations before changes to non-cash working capital items was $46 million in the second quarter of 2002 compared with $39 million in the first quarter of 2002 and $99 million in the second quarter of 2001. The Antamina copper, zinc mine operated at full capacity for the second consecutive quarter since its startup in the fourth quarter of 2001 and contributed $5 million in equity earnings despite weak copper and zinc prices. Our coal operations contributed $31 million in operating profit in the second quarter of 2002 compared with $18 million in the same period in 2001. Coal production at Elkview of 1.6 million tonnes in the second quarter of 2002 was 30% higher than the first quarter of 2002 and 18% higher than in the same period in 2001. We expect to generate sufficient operating cash flow to meet our ongoing capital expenditure requirements in 2002. Our earnings for the third quarter of 2002 will be adversely affected by the previously announced temporary shut-downs of our Trail and Cajamarquilla refineries. Based on current low zinc prices, our review of the carrying value of our zinc inventories at the Red Dog mine at September 30, 2002 could result in an inventory writedown, which would reduce our earnings and could result in a loss for the third quarter of 2002.

Corporate information

Our principal executive office is located at Suite 600, 200 Burrard Street, Vancouver, British Columbia V6C 3L9, and our telephone number is (604) 687-1117. Our web site address is www.teckcominco.com. Information contained in, or linked to, our web site does not constitute part of this prospectus supplement or the prospectus.

The offering

Issuer	Teck Cominco Limited.
Amount of notes offered	US$200,000,000 aggregate principal amount of 7.00% notes due 2012.
Maturity	The notes will mature on September 15, 2012.
Interest	7.00% per annum.
Ratings	The notes are rated Baa3 (stable) by Moody's Investors Services, Inc., BBB (stable) by Standard & Poor's Corporation and BBB high (stable) by Dominion Bond Rating Service Limited.
Interest payment dates	March 15 and September 15, commencing on March 15, 2003.
Optional redemption	We will have the option to redeem the notes in whole or in part at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes, and (2) the sum of the present values of the Remaining Scheduled Payments (as defined herein) discounted to the redemption date, calculated on a semi-annual basis (assuming a 360-day year of twelve 30-day months), at the Adjusted Treasury Yield (as defined herein) plus 37.5 basis points, together in each case with accrued interest to the date of redemption. See "Description of notes—Optional redemption".
Tax redemption	We may also redeem the notes, in whole but not in part, upon notice in the event of certain changes in Canadian tax laws, at a redemption price equal to the principal amount thereof, together with accrued and unpaid interest to the date fixed for redemption. See "Description of debt securities—Tax Redemption" in the prospectus.
Sinking fund	None.
Use of proceeds	The net proceeds to us from this offering will be approximately US$197 million ($307 million), after deducting the underwriting discounts and estimated expenses payable by us. We will use the net proceeds from the sale of the notes to repay existing indebtedness. See "Use of proceeds".
Certain covenants	The indenture governing the notes contains covenants that, among other things: • limit our ability to create certain security interests; • limit our ability to enter into certain sale and leaseback transactions; and • restrict our ability to amalgamate or merge with a third party or transfer all or substantially all of our assets.

Form and denominations	The notes will be represented by a registered global security registered in the name of a nominee of The Depository Trust Company. Beneficial interests in the registered global security will be in denominations of US$1,000 and integral multiples thereof. Except as described under "Description of notes", notes in definitive form will not be issued.
Further issuances	We may "reopen" the notes and issue an unlimited principal amount of additional notes of the "reopened" series in the future.

Use of proceeds

The net proceeds to us from this offering will be approximately US$197 million ($307 million), after deducting the underwriting discounts and estimated expenses payable by us of approximately US$2.0 million ($3.1 million). We will use the net proceeds from the sale of the notes to repay existing indebtedness.

Capitalization

The following table sets forth a summary of our consolidated capitalization at June 30, 2002, and as adjusted to reflect the sale of the notes offered by this prospectus supplement and the use of the proceeds therefrom. The table is based on our unaudited interim consolidated financial statements at and for the six months ended June 30, 2002, which have been prepared in accordance with Canadian generally accepted accounting principles. These principles, as applied in the preparation of our financial statements, conform in all material respects with U.S. generally accepted accounting principles, except as described in Note 20 to our audited consolidated financial statements incorporated by reference into this prospectus supplement and the prospectus. The table should be read in conjunction with our unaudited interim consolidated financial statements and other information included in the documents incorporated by reference in this prospectus supplement and the prospectus.

	June 30, 2002	
(Unaudited) (Dollars in millions)	**Actual**	**As adjusted**
Short-term bank loans	$ 55	$ —
Current portion of long-term debt	12	12
Long-term debt	863	629
Notes offered hereby	—	304
Total debt[1]	930	945
Debentures exchangeable for Inco Shares	248	248
Total debt including debentures exchangeable for Inco Shares	1,178	1,193
Minority interests	29	29
Shareholders' equity:		
Exchangeable debentures due 2024[2]	107	107
Capital stock		
Class A common shares	7	7
Class B subordinate voting shares	1,779	1,779
Contributed surplus	51	51
Cumulative translation adjustment	71	71
Retained earnings	471	471
Total shareholders' equity	2,486	2,486
Total capitalization	$3,693	$3,708

(1) We currently account for our investment in Compañía Minera Antamina S.A. ("CMA") on an equity basis. As described in Note 5 to our audited consolidated financial statements incorporated by reference into this prospectus supplement and the prospectus, upon the Antamina project meeting certain completion tests, we will account for this investment on a proportionate consolidation basis, reflecting our share of the assets and liabilities of CMA on our balance sheet, including our share of the senior project debt, which amounted to $430 million at June 30, 2002.

(2) In April 1999, we issued $150 million of 25 year debentures exchangeable into Cominco Ltd. shares. At the time of the merger with Cominco Ltd., each $1,000 debenture was paid down by $255 and became convertible into 76.596 of our Class B subordinate voting shares. Under U.S. generally accepted accounting principles, these debentures would be included in long-term debt.

Pro forma interest coverage

The following pro forma interest coverage ratios are included in this prospectus supplement in accordance with Canadian disclosure requirements. They have been calculated on a consolidated basis using financial information prepared in accordance with Canadian generally accepted accounting principles.

The pro forma ratios set forth below have been calculated after giving effect to the issuance of the notes offered hereby, the application of the proceeds to repay indebtedness and debt repayments and issuances since December 31, 2001 and June 30, 2002, as applicable. The reported net earnings have been increased by interest expense, the minority shareholders' interest in earnings of subsidiary companies and income and mining taxes. The interest coverage ratio is equal to net earnings, adjusted as described above, divided by interest expense. The pro forma ratios set forth below do not purport to be indicative of actual interest coverage ratios that would have occurred on the dates set forth below. The pro forma ratios set forth below are not indicative of actual ratios for any future periods.

Our pro forma interest requirements, after giving effect to the issuance of notes offered hereby, the use of proceeds to repay indebtedness and debt repayments and issuances since December 31, 2001 or June 30, 2002, as applicable, amounted to approximately $91 million and $86 million for the 12 month periods ended December 31, 2001 and June 30, 2002, respectively. For the twelve month periods ended December 31, 2001 and June 30, 2002 we recorded pro forma net losses of approximately $29 million and $97 million, respectively, after giving effect to the issuance of notes offered hereby, the use of proceeds to repay indebtedness and debt repayments and issuances since December 31, 2001 or June 30, 2002, as applicable, and recording asset valuation writedowns totaling $169 million. For the twelve month period ended December 31, 2001, the interest coverage ratio after giving effect to the issuance of notes offered hereby, the use of proceeds to repay indebtedness and debt repayments and issuances since December 31, 2001 was 1.8 times interest expense. For the twelve month period ended June 30, 2002 the interest coverage ratio after giving effect to the issuance of notes offered hereby, the use of proceeds to repay indebtedness and debt repayments and issuances since June 30, 2002, was less than one-to-one and our earnings would have had to increase by approximately $127 million to increase the interest coverage ratio to one-to-one.

The interest coverage ratios calculated above exclude the interest charges relating to our exchangeable debentures due 2024. Our exchangeable debentures due 2024 are classified as a component of shareholders' equity and the interest, net of taxes, is charged directly to retained earnings. If our exchangeable debentures due 2024 had been accounted for in their entirety as debt for the purpose of calculating the above interest coverage ratios, the entire amount of the interest charge would have been reflected in the calculations.

If our exchangeable debentures due 2024 had been accounted for as debt as required under U.S. generally accepted accounting principles, the interest coverage ratio, after giving effect to the issuance of notes offered hereby, the use of proceeds to repay indebtedness and debt repayments and issuances since December 31, 2001, for the twelve-month period ended December 31, 2001 would have been 1.7. For the twelve-month period ended June 30, 2002, the interest coverage ratio, after giving effect to the issuance of notes offered hereby, the use of proceeds to repay indebtedness and debt repayments and issuances since June 30, 2002, would have been less than one-to-one and our earnings would have had to increase by approximately $132 million to increase the interest coverage ratio to one-to-one.

Our earnings for the twelve month periods ended December 31, 2001 and June 30, 2002 before interest expense, income and mining taxes, minority interest, depreciation and amortization and asset valuation writedowns, amounted to approximately $557 million and $339 million, respectively, which, after giving effect to the issuance of notes offered hereby, the use of proceeds to repay indebtedness and debt repayments and issuances since December 31, 2001 and June 30, 2002, respectively, amounted to 6.1 times and 3.9 times our interest expense for those periods, respectively. In addition, if our exchangeable debentures due 2024 had been accounted for as debt, the interest coverage ratios for the twelve-month periods ended December 31, 2001 and June 30, 2002, after giving effect to the issuance of notes offered hereby, the use of proceeds to repay indebtedness and debt repayments and issuances since December 31, 2002 and June 30, 2002, respectively, calculated based on earnings before interest expense, income and mining taxes, minority interest, depreciation and amortization and asset valuation writedowns, of approximately $557 million and $339 million, respectively, would have amounted to 5.8 and 3.7 times our interest expense for those periods, respectively.

The company

The following summary of our company is qualified in its entirety by reference to the detailed information incorporated by reference. See "Where you can find more information" and "Documents incorporated by reference" in this prospectus supplement and the prospectus. In this prospectus supplement, unless the context otherwise dictates, a reference to Teck or the company refers to Teck Cominco Limited and its subsidiaries (including Teck Cominco Metals Ltd.), and a reference to Cominco refers to Teck Cominco Metals Ltd. and its subsidiaries.

Overview

Teck Cominco Limited is the ongoing company resulting from the merger in 2001 of Teck Corporation and Cominco Ltd., two of the oldest, continuously operating mining companies in Canada. We are engaged primarily in the exploration for, and the development, production and processing of, metal and minerals in many parts of the world. We are a world leader in zinc, with interests in the Red Dog zinc mine in Alaska and the Antamina copper, zinc mine in Peru, the largest and third largest zinc mines in the world, and in the Trail zinc and lead refining and smelting complex in Canada and the Cajamarquilla zinc refinery in Peru. Certain of our current zinc operations and assets are managed by our subsidiary, Teck Cominco Metals Ltd.

Balancing this strong position in zinc, we produce coal from our Bullmoose and Elkview mines in British Columbia, with the latter being the fifth largest metallurgical coal mine in the world, as well as gold and copper. Our 63.9%-owned Highland Valley copper mine is the fourth largest copper milling operation and one of the most cost efficient in the world. Our Trail refinery is also a significant producer of by-product and specialty metals including silver, germanium, indium and low-alpha lead.

Recent developments

Our net earnings were $8 million in the second quarter of 2002, up from $2 million in the first quarter of 2002 and compared with $23 million in the second quarter of 2001. Our cash flow from operations before changes to non-cash working capital items was $46 million in the second quarter of 2002 compared with $39 million in the first quarter of 2002 and $99 million in the second quarter of 2001. The Antamina copper, zinc mine operated at full capacity for the second consecutive quarter since its startup in the fourth quarter of 2001 and contributed $5 million in equity earnings despite weak copper and zinc prices. Our coal operations contributed $31 million in operating profit in the second quarter of 2002 compared with $18 million in the same period in 2001. Coal production at Elkview of 1.6 million tonnes in the second quarter of 2002 was 30% higher than the first quarter of 2002 and 18% higher than in the same period in 2001. We expect to generate sufficient operating cash flow to meet our ongoing capital expenditure requirements in 2002. Our earnings for the third quarter of 2002 will be adversely affected by the previously announced temporary shut-downs of our Trail and Cajamarquilla refineries. Based on current low zinc prices, our review of the carrying value of our zinc inventories at the Red Dog mine at September 30, 2002 could result in an inventory writedown, which would reduce our earnings and could result in a loss for the third quarter of 2002.

Major holdings of the company

The principal mining and processing operations in which we have an interest are the following:

(i) the Red Dog zinc mine, located near Kotzebue, Alaska, in which we have a 100% interest, subject to a royalty in favor of the NANA Regional Corporation Inc.;

(ii) the Antamina copper, zinc mine located in Peru and owned by Compañía Minera Antamina S.A. in which we have a 22.5% interest;

(iii) the Trail smelter and refinery, located at Trail, British Columbia, and the Waneta hydroelectric power plant, in each of which we have a 100% interest;

(iv) the Cajamarquilla zinc refinery, located near Lima, Peru, in which we have an 82% interest;

(v) the Elkview coal mine, located in southeastern British Columbia, in which we have a 100% interest;

(vi) the Bullmoose coal mine, located in northeastern British Columbia, in which we have a 61% joint venture interest;

(vii) the Highland Valley copper mine, located near Kamloops, British Columbia, in which we have a 63.9% partnership interest;

(viii) the Louvicourt copper, zinc mine, located near Val d'Or, Quebec, in which we have a 25% joint venture interest; and

(ix) the David Bell and Williams gold mines, located near Marathon, Ontario, in which we have a 50% joint venture interest.

We also have a number of advanced projects including:

(i) the Pogo gold project located in Alaska, U.S.A. in which we can earn a 40% interest; and

(ii) the Pend Oreille zinc and lead project located near Metalline Falls, Washington, in which we have a 100% interest.

Significant recent acquisitions and dispositions

Sale of Niobec

On March 30, 2001, we completed the sale of our 50% interest in the Niobec niobium mine located near Chicoutimi, Quebec to Mazarin Inc. The sale price was $48 million, of which $43 million was received on March 30, 2001, and the remaining $5 million is payable on March 30, 2004.

Merger with Cominco

On July 20, 2001, we completed a merger with Cominco Ltd. by acquiring all of the issued and outstanding share capital of Cominco Ltd. that we did not previously own. Under the merger agreement, Cominco Ltd. shareholders received 1.8 of our Class B subordinate voting shares plus $6.00 in cash for each Cominco Ltd. common share held. On July 23, 2001, Cominco Ltd.

changed its name to Teck Cominco Metals Ltd. and on September 12, 2001, we changed our name to Teck Cominco Limited.

Sale of PacMin

On September 27, 2001, we completed the sale of our 80% interest in PacMin Mining Company Ltd., through which we owned our interest in the Tarmoola and Carosue Dam gold mines in Australia, to Sons of Gwalia Ltd. The net proceeds of the sale were $52 million cash plus 17.4 million shares of Sons of Gwalia Ltd. valued at the time of the transaction at $85 million. This transaction removed $89 million of debt from our balance sheet.

Selected consolidated financial data

The following selected consolidated financial data at and for the years ended December 31, 2001, 2000 and 1999 were derived from our consolidated financial statements which have been audited by PricewaterhouseCoopers LLP, independent chartered accountants. The following selected consolidated financial data at and for the six months ended June 30, 2002 and 2001 were derived from our unaudited interim consolidated financial statements which, in our opinion, contain all of the adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of our consolidated financial condition and consolidated results of operations as of the dates and for the periods presented. Consolidated operating results for the six months ended June 30, 2002 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2002. You should read the following summary consolidated financial data together with our audited consolidated financial statements, unaudited interim consolidated financial statements and the related notes, the other information in this prospectus supplement and the prospectus and the information we incorporate by reference into this prospectus supplement and the prospectus.

The selected consolidated financial data at and for the six months ended June 30, 2002, at and for the year ended December 31, 2001 and at and for the fourth quarter ended December 31, 2000 reflect our accounting for our interest in Cominco Ltd. on a consolidated basis. Prior to the fourth quarter of 2000, our interest in Cominco Ltd. was accounted for on an equity basis.

Our audited consolidated financial statements and unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These principles, as applied in the preparation of our financial statements, conform in all material respects with U.S. generally accepted accounting principles, except as described in Note 20 to our audited consolidated financial statements incorporated by reference into this prospectus supplement and the prospectus. For all periods presented, the following selected consolidated financial data is prepared in accordance with Canadian generally accepted accounting principles.

(in millions, except production statistics)	Years ended December 31, 1999	2000	2001	Six months ended June 30, 2001	2002
Statement of earnings:					
Sales	$ 622	$1,206	$2,379	$1,254	$1,022
Cost of operations	(451)	(820)	(1,751)	(866)	(846)
Depreciation and amortization	(93)	(139)	(226)	(108)	(93)
Operating profit	78	247	402	280	83
Other expenses					
General, administration and marketing	(18)	(36)	(58)	(29)	(28)
Interest on long-term debt	(49)	(57)	(77)	(38)	(34)
Exploration	(27)	(32)	(59)	(26)	(14)
Research and development	—	(8)	(15)	(9)	(10)
Other income and expense	26	18	62	31	4
	10	132	255	209	1
Asset valuation writedowns	(42)	—	(169)	—	—
Income and resource taxes					
On earnings from operations	(1)	(41)	(103)	(83)	—
On asset valuation writedowns	17	—	47	—	—
Minority interests	(5)	(43)	(50)	(48)	—
Equity earnings (loss)	66	37	(1)	—	9
Net earnings (loss)[1]	$ 45	$ 85	$ (21)	$ 78	$ 10
Net earnings (before asset writedowns)	$ 70	$ 85	$ 101	$ 78	$ 10
Other financial data:					
Cash operating profit					
Smelting and refining	$ —	$ 135	$ 287	$ 224	$ 45
Zinc	14	74	83	45	21
Copper	42	64	90	49	37
Gold	92	82	69	34	10
Coal	14	24	98	37	59
Other	9	7	1	(1)	4
Total	171	386	628	388	176
Capital expenditures	(237)	(211)	(346)	(189)	(81)
Cash provided by operations before net change in non-cash working capital items	110	239	418	290	85
Cash provided by (used in) financing activities	269	(133)	200	16	(29)
Cash provided by (used in) investing activities	(391)	(52)	(666)	(156)	(70)

(in millions, except net debt to net debt plus equity ratio)	December 31, 1999	2000	2001	June 30, 2001	2002
Balance sheet data:					
Net property, plant and equipment	$1,145	$3,283	$3,298	$3,233	$3,241
Total assets[2]	2,662	5,102	5,153	5,310	4,809
Long-term debt[3]	425	875	1,005	1,012	863
Shareholders' equity[4]	1,613	1,695	2,560	1,714	2,486
Net debt to net debt plus equity	13%	28%	25%	23%	26%

	Years ended December 31, 1999	2000	2001	Six months ended June 30, 2001	2002
Production statistics:					
Mine operations					
Zinc ('000s tonnes)	37	208	731	364	362
Copper ('000s tonnes)	52	83	170	63	102
Lead ('000s tonnes)	9	40	157	80	65
Gold ('000s ounces)	537	497	553	302	131
Coal ('000s tonnes)	3,440	4,926	6,671	3,196	3,435

(1) Under U.S. generally accepted accounting principles, our net earnings for the years ended December 31, 1999, 2000 and 2001 were $52 million, $83 million and $(38) million, respectively.

(2) Under U.S. generally accepted accounting principles, our total assets at December 31, 1999, 2000 and 2001 were $2,641 million, $5,054 million and $5,121 million, respectively.

(3) Includes convertible debentures, but excludes current portion of long-term debt.

(4) Under U.S. generally accepted accounting principles, our shareholders' equity at December 31, 1999, 2000 and 2001 was $1,405 million, $1,505 million and $2,363 million, respectively.

Management's discussion and analysis

The following is based on our Management's Discussion and Analysis for the three months ended March 31, 2002 and March 31, 2001 and our Management's Discussion and Analysis for the six months ended June 30, 2002 and June 30, 2001, as well as our Management's Discussion and Analysis and Financial Review from our 2001 Annual Report. The following information should be read in conjunction with our unaudited interim consolidated financial statements at and for the six month periods ended June 30, 2002 and 2001 and our audited consolidated financial statements at and for the years ended December 31, 2001 and 2000, incorporated by reference into this prospectus supplement and the prospectus.

The following is not complete in every detail and is subject to, and is qualified in its entirety by reference to, our Management's Discussion and Analysis for the three months ended March 31, 2002 and March 31, 2001 and our Management's Discussion and Analysis for the six months ended June 30, 2002 and June 30, 2001, and the Management's Discussion and Analysis and Financial Review from our 2001 Annual Report incorporated by reference in this prospectus supplement and the prospectus. Certain information contained in the following discussion, particularly under the heading—Outlook, are forward-looking statements that are not historical facts but reflect our current expectation concerning future results. Our actual results may differ materially from the results discussed in the forward-looking statements because of a number of risks and uncertainties, including the matters discussed below, in the documents incorporated by reference into this prospectus supplement and the prospectus, and in the prospectus under the heading "Risk factors".

First half 2002 vs first half 2001

Overview

Our unaudited net earnings in the first half of 2002 were $10 million ($0.05 per share), compared with net earnings of $78 million ($0.73 per share) in the first half of 2001. The lower earnings were due mainly to the absence of substantial power sales profits which were realized in the first half of 2001, and to lower zinc prices. Power prices averaged US$18 per MW.h in the first half of 2002 compared with US$322 per MW.h realized in the first half of last year. Zinc prices averaged US$0.36 per pound in the first half of 2002, down 18% from the same period last year.

Partially offsetting lower earnings from power sales and zinc operations were coal operations which generated higher profits from higher coal prices and increased sales. At the end of the first half of 2002, we were in the process of finalizing coal price negotiations with our customers for the coal year commencing April 1, 2002. We expect that there will be a price increase resulting in a positive revenue adjustment of approximately $5 million before taxes which will be recorded in the second half of 2002 with respect to coal shipments in the first half of 2002.

Realized prices

Average realized prices for major products and the Canadian/U.S. dollar exchange rate were as follows:

	Second quarter			First half		
	2001	2002	% Change	2001	2002	% Change
Zinc (US$/pound)	0.42	0.36	−14%	0.44	0.36	−18%
Copper (US$/pound)	0.72	0.73	+1%	0.77	0.72	−7%
Lead (US$/pound)	0.21	0.20	−5%	0.22	0.21	−5%
Gold (US$/ounce)	296	318	+13%	277	305	+10%
Coal (US$/tonne)	39	42	+8%	38	42	+11%
Canadian/U.S. exchange rate (US$1 = Cdn$)	1.54	1.55	+1%	1.53	1.57	+3%

Revenues

Our revenues from operations were $1.02 billion in the first six months of 2002 compared with $1.25 billion in the same period in 2001. The reduction in revenues was due mainly to significantly lower power sales revenues as a result of lower power prices, and to the sale in November 2001 of our interest in PacMin Mining Company Ltd., whose Tarmoola and Carosue Dam gold mines in Australia contributed $58 million in revenue in the first six months of 2001. Offsetting the decreases in revenues were higher coal sales revenues of $231 million in the first half of 2002 compared with $184 million for the same period in 2001.

Smelting and refining

The Trail smelter and refineries produced 144,000 tonnes of zinc and 44,700 tonnes of lead in the first six months of 2002 compared with 101,800 tonnes of zinc and 43,400 tonnes of lead in the same period last year. Zinc production was up significantly from a year ago because production was curtailed in the first half of 2001 to maximize power sales opportunities. Operating profit from Trail operations was $13 million in the first half of 2002 compared with $180 million in the first half of last year. The main reason for the reduction in profit was lower power sales revenues, which decreased from $228 million in the first half of 2001 to $14 million in the first half of this year. The average realized power price in the first half of this year was US$18 per MW.h compared with US$322 per MW.h in the first half of last year. Profitability in the first half of 2002 was also adversely affected by lower zinc prices.

Cajamarquilla produced 49,500 tonnes of refined zinc in the first half of 2002 compared with 57,100 tonnes in the same period last year. Production was lower in the first half of 2002 as the previously announced market-related three-month shutdown commenced in June. Sales in the first six months of 2002 were 47,300 tonnes of zinc compared with 60,100 tonnes in the first six months a year ago. Operating profit of $5 million in the first half of 2002 was lower than $14 million in the same period last year due mainly to lower sales and operating costs incurred in June when the plant was shut down.

Zinc mining

The Red Dog mine produced 277,900 tonnes of zinc in concentrate in the first six months of 2002, compared with 256,300 tonnes in the first half of 2001. Sales in the first six months of 2002 were 215,500 tonnes compared with 227,700 tonnes in the same period last year. The mine recorded an operating loss of $7 million in the first half of 2002 compared with an operating profit of $23 million in the same period a year ago due mainly to a significantly lower average zinc price of US$0.36 per pound compared with US$0.44 per pound in the same period last year. The 2002 shipping season started on July 5 and shipments are forecast to be 1,000,000 tonnes of zinc concentrate and 178,000 tonnes of lead concentrate, compared with 935,000 tonnes of zinc concentrate and 156,000 tonnes of lead concentrate in the 2001 shipping season.

The Polaris mine produced 56,400 tonnes of zinc in concentrate in the first half of 2002 compared with 62,300 tonnes in the same period a year ago. The mine recorded an operating profit of $1 million in the first half of 2002, with seasonal low sales of 37,300 tonnes of zinc, compared with an operating profit of $5 million in the first half of last year. The mine is scheduled to cease operation in early September 2002 after exhausting its ore.

Copper mining

Our 63.9% share of production at the Highland Valley copper mine was 58,300 tonnes of copper in concentrate in the first six months of 2002, which was 3% higher than for the same period last year due to higher throughput. Sales in the first six months of 2002 were 52,000 tonnes of copper compared with 62,500 tonnes for the same period in 2001. Operating profit in the first six months of 2002 was $14 million, down from $28 million for the same period in 2001, due mainly to the combined impact of lower sales volumes and copper prices.

The Antamina copper zinc mine performed well in the first six months of 2002. Our 22.5% share of metals production was 38,500 tonnes of copper in concentrate and 25,400 tonnes of zinc in concentrate for the first six months of 2002. We currently account for our investment in Antamina using the equity accounting method. Equity earnings from the mine were $9 million in the first six months of 2002, with an average realized copper price of US$0.72 per pound.

Gold mining

Our share of gold production from the David Bell and Williams mines at Hemlo totalled 122,532 ounces in the first six months of 2002, down from 149,542 ounces in the same period last year. The lower production was due to ground control problems, reported in the first quarter of 2002, which resulted in the processing of a higher volume of the lower-grade ore from the open pit. Gold production in the second half of 2002 is expected to improve, as access is expected to be regained to the higher-grade stopes of the ore body in the third quarter. A decision has been made to install a paste backfill system, which is expected to improve underground mining efficiency and reduce geotechnical risks. The average cash operating cost per ounce was higher at US$249 per ounce in the first six months of 2002, due mainly to the lower gold production, compared with US$199 per ounce in the same period a year ago. The average realized gold price including hedging gains was US$305 per ounce in the first half of 2002, which improved from US$277 per ounce realized in the first half of last year. Operating profit in the first half of this year was $2 million from Hemlo gold operations compared with

an operating profit of $10 million in the same period in 2001, due mainly to lower gold production in the first half of 2002.

Coal mining

Metallurgical coal production in the first half of 2002 of 2.8 million tonnes from the Elkview mine was a 7% increase from the same period a year ago. There was a production curtailment in the first quarter of this year as a result of a build-up of coal inventory caused by slow shipments. Total coal sales of 3.5 million tonnes in the first six months of 2002 from the Elkview and Bullmoose mines were higher than 3.1 million tonnes in the same period a year ago. Combined operating profit from the two mines was $53 million in the first six months of 2002, up significantly from $31 million in the same period a year ago due to higher sales volumes and coal prices.

Other expenses

General, administration and marketing expenses of $28 million in the first six months of 2002 was similar to the same period in 2001. Interest expense of $34 million in the six months was lower than $38 million in the same period in the previous year due mainly to lower interest rates. Exploration expenses declined to $14 million in the first six months of 2002 from $26 million in 2001 as a result of a reduced budget.

Year 2001 vs year 2000

Overview

In July 2001, we completed a merger with Cominco Ltd. Our new company is significantly larger, with diversified operations, a stronger balance sheet and significant operating cash flow.

Up to and including the third quarter of 2000 we had been accounting for our investment in Cominco on an equity basis. After increasing our shareholding in Cominco Ltd. to 50% in August 2000, we commenced consolidating the results of Cominco's operations in the fourth quarter of 2000, with 50% of Cominco's earnings credited to minority interests. With the merger, Cominco's results are now fully consolidated with no minority interest.

Earnings for the year ended December 31, 2001 were $101 million ($0.69 per share) before asset valuation writedowns of $122 million, compared with $85 million ($0.77 per share) in 2000. The net loss in 2001 after the writedowns was $21 million ($0.17 per share).

Earnings in 2001 were adversely affected by low zinc and copper prices. Balancing the effects of these low metal prices were higher profits from power sales at Trail in the first three quarters of the year, and a strong performance from coal operations.

Construction of the Antamina copper, zinc mine was completed under budget and the mine commenced commercial production in the fourth quarter of 2001, four months ahead of schedule. While throughput rates and production were in line with the feasibility study, we recorded a loss of $1 million from the project in the fourth quarter of 2001, due mainly to low copper and zinc prices and start-up costs.

Following our merger with Cominco Ltd. in the third quarter of 2001, we conducted a review of the carrying values of our non-operating mineral properties and investments in light of low metal prices. As a result of the review, we recorded provisions of $169 million ($122 million on an after-tax basis), mainly against non-operating mineral properties in 2001.

Cash flow from operations, before changes to non-cash working capital items, was $418 million in 2001, compared with $239 million in 2000. The increase from last year was mainly a result of consolidating the cash flow of Cominco for the full year in 2001 while in 2000 its cash flow was consolidated only in the fourth quarter.

Working capital at December 31, 2001 was $609 million, down from $760 million at the end of 2000. Our cash balance at December 31, 2001 was $101 million, compared with $266 million at December 31, 2000. At December 31, 2001, net debt (total debt less cash and restricted funds held for the Cajamarquilla expansion), excluding the exchangeable debentures relating to Inco shares, was $864 million or 25% of net debt plus equity.

Revenues

Revenues from operations in 2001 were $2.38 billion, compared with $1.21 billion in 2000. Most of the increase came from consolidating Cominco for the whole year in 2001, compared with 2000 when Cominco results were consolidated only in the fourth quarter. Pro forma revenues in 2000, with Cominco's revenues consolidated for the full year, were $2.53 billion. Major revenue decreases in 2001 came from smelter operations, which curtailed metals production to maximize power sales opportunities, and zinc and copper mine operations due to the lower zinc and copper prices. The sale of Quebrada Blanca at the end of 2000 also contributed to a decrease in revenues of $105 million in 2001. Offsetting the decreases were power sales, with an increase in 2001 of $174 million over 2000, and coal operations, with an increase of $151 million from a 33% increase in coal sales in 2001 over 2000 and a 20% rise in realized coal price in 2001 over 2000 due in part to a more favorable U.S./Canadian currency exchange rate.

Smelting and refining

Trail curtailed metals production in the first half of 2001 and shut down in the third quarter of 2001 to maximize power sales opportunities. Sale of zinc, lead, silver, gold and specialty metals in 2001 were significantly lower than in 2000. Power sales of 1.2 million MW.h in 2001, compared with 698,000 MW.h in 2000, contributed $336 million to revenue, an increase of $174 million over 2000. Operating profit from Trail of $222 million in 2001 was similar to pro forma operating profit of $229 million in 2000, with higher profits from power sales offsetting the lower profits from metals sales.

Refined zinc output and sales of 122,000 tonnes at Cajamarquilla in 2001 were slightly above the levels in the previous year. Despite the higher sales, operating profit in 2001 of $22 million was 39% lower than in 2000 due mainly to the lower zinc price.

Zinc mining

Zinc in concentrate sales were a record 720,000 tonnes in 2001, compared with pro forma sales of 694,000 tonnes in 2000. Sales at the Red Dog mine were 62,000 tonnes higher in 2001 compared to 2000 as a result of increased production, while sales from the Sullivan mine,

which was shut down permanently in December 2001, were 43,000 tonnes lower in 2001 compared to 2000. Due to the low zinc price, combined operating profits of Red Dog and Polaris, the two continuing zinc mines, were down significantly in 2001 at $15 million, compared with pro forma operating profit of $153 million in the previous year.

Copper mining

Copper sales in 2001 of 162,700 tonnes were similar to pro forma sales of 156,100 tonnes in 2000. Higher sales at the Highland Valley copper mine of 130,000 tonnes, compared with 101,600 tonnes in the previous year, partially offset the effect of the disposition of Quebrada Blanca in October 2000. Antamina commenced commercial production in the fourth quarter of 2001 and contributed 19,800 tonnes to sales. Operating profit, which does not include the results of Antamina as this project is equity-accounted, was $39 million in 2001 or $8 million lower than in 2000 due to lower copper prices.

Gold mining

Gold sales of 553,000 ounces in 2001 were 10% higher than in 2000. The Carosue Dam mine commenced commercial production in January 2001 and contributed 84,700 ounces prior to the disposition of the two Australian gold mines through the sale of PacMin in early October 2001. Sales from the two Hemlo mines of 308,000 ounces in 2001 were similar to the 305,000 ounces in 2000.

The average realized gold price, including hedging gains, was US$282 per ounce in 2001, compared with US$307 per ounce in 2000. The average cash operating cost was US$192 per ounce in 2001, compared with US$188 per ounce in the previous year. Operating profit from gold operations of $35 million in 2001 was down from $52 million in the prior year due mainly to lower profits from the Tarmoola mine which underwent a waste-stripping phase in the first half of 2001.

Coal mining

Metallurgical coal sales of 6.6 million tonnes in 2001 were up 33% from the previous year, following a 40% increase in sales volume in 2000 over 1999, as Elkview continued its production expansion to 6 million tonnes a year. Production in 2001 at Bullmoose of 1.9 million tonnes also exceeded its target of 1.67 million tonnes. The increased production reduced the unit cost and improved the profitability at the two mines. Operating profit in 2001 was $87 million, up substantially from $16 million the previous year due to higher realized coal prices in 2001 compared to 2000 and a weaker Canadian dollar in 2001 compared to 2000.

Other expenses

General, administration and marketing expense in 2001 of $58 million was significantly higher than $36 million in 2000 as Cominco's expenses were not consolidated in the first three quarters of 2000. Included in the 2001 expenses were $4 million of reorganization costs as a result of the merger with Cominco in the third quarter of 2001.

Interest expense in 2001 of $77 million was higher than the $57 million reported in 2000 for the same reason, as Cominco's interest expense was only consolidated in the fourth quarter of 2000. Our long-term debt was increased by $165 million in April 2001 as we borrowed the

remaining US$103 million of the Cajamarquilla term facility. The funds were held in a deposit account and the interest earned was netted against the interest expense. Fourth quarter interest expense in 2001 was reduced as interest rates on the variable rate debts were lower, and long-term debt decreased by $89 million with the sale of PacMin.

Exploration and non-capital development expense was $59 million in 2001, compared with combined expenditures of $57 million for Cominco and us in 2000. Expenditures incurred in South and Central America were $23 million, with $10 million in Mexico and $6 million in Peru. The amount spent in the United States was $18 million, including $3 million on the Mesaba project testing the metallurgy of ores using the technology developed by Cominco Engineering Services Ltd.

Income tax expense on earnings from operations in 2001 of $103 million represents a composite tax rate of 40% for Canadian federal, provincial and foreign jurisdiction taxes. The lower effective tax rate of 31% in the previous year was mainly a result of a favorable adjustment of $8 million relating to a reduction of capital gains tax rates in Canada.

Equity earnings

We accounted for our investment in Cominco on an equity basis up to the end of the third quarter of 2000 and thereafter Cominco results have been consolidated. From that time, we did not have any equity earnings until the fourth quarter of 2001 when the Antamina project commenced commercial production for accounting purposes. Until the Antamina project achieves certain completion tests, as defined in the senior debt project financing agreement, and thereby removing certain voting restrictions applicable to us in the management of the project, we will account for our investment on an equity basis. Our equity loss from the Antamina project in the fourth quarter of 2001 was $1 million.

Operating cash flow

Cash flow from operations in 2001, before changes to non-cash working capital items, was $418 million compared with $239 million in 2000. Our higher operating cash flow in 2001 was a result of consolidating Cominco's cash flow for the full year compared with a year ago when Cominco's cash flow was consolidated only in the fourth quarter. Operating cash flow in 2001 benefited from significant profits from power sales in the first three quarters of the year, and a strong performance of the coal operations. Offsetting these increases were significant reductions in profits from lower zinc and copper prices and lower metals sales at Trail which curtailed metals production to maximize power sales opportunities.

2001 cash flow from operations, after allowing for the effect of changes in non-cash working capital items, was $299 million.

Financial position and liquidity

Our cash flow from operations, before changes to non-cash working capital items, was $85 million in the first half of 2002 compared with $290 million in the first half of 2001. The decrease in operating cash flow was due to the reduction in profits from power sales as discussed above.

During the first half of 2002, we repaid a US$125 million debenture, by drawing down on our long-term credit facilities. US$103.4 million, which was drawn on the Cajamarquilla project loan and held in trust, was repaid to the lending banks, as a decision was made not to proceed with the Stage II plant expansion in the near term.

Capital expenditures in the first six months of 2002 totalled $81 million compared with $189 million in the same period last year. Major expenditures in the first six months of 2002 included $15 million at Trail and $21 million on the Pend Oreille project. There were no major investments in the first half of the year.

At June 30, 2002, consolidated working capital was $614 million, compared with $609 million at the end of 2001. Net debt (total debt less cash), excluding the Inco exchangeable debentures, was $861 million or 26% of net debt plus equity.

We expect to generate sufficient operating cash flow to meet our ongoing capital expenditure requirements in 2002. At August 30, 2002, we had available unutilized long-term credit facilities with commercial banks totalling $583 million. Our available unutilized long-term credit facilities with commercial banks will be increased upon the application of the net proceeds of this offering to repay outstanding bank indebtedness.

Over the longer term, our operating cash flow is highly dependent on the prices of our principal products and other economic factors beyond our control. Our funding obligations under our defined benefit pension plans vary depending on market conditions and actuarial assumptions. Recent market conditions have caused a decrease in the market value of our pension assets, which may result in additional funding obligations over the longer term.

Outlook

Refined zinc production from smelting and refining operations in 2002 is now expected to be slightly below our previously published forecast of 350,000 tonnes. Zinc production from our mines is projected to be 730,000 tonnes or 30,000 tonnes lower than the original forecast due to the lower than anticipated zinc ore grades at the Antamina mine. Copper production from our mines is expected to be in line with our forecast of 200,000 tonnes. Gold production is expected to be 30,000 ounces lower than our previously published forecast of 320,000 ounces, as production at the Williams gold mine was adversely affected by ground control problems in the first half of 2002. Coal production for the year is projected to be 200,000 tonnes short of our previously published forecast because production had to be reduced in the first quarter of the year due to a buildup of inventory at the port.

Our earnings and cash flow are sensitive to metal prices and the Canadian/U.S. dollar exchange rate. Zinc and copper prices have remained weak in the first eight months of 2002, although the gold price was higher than a year ago. Our earnings and cash flow are most sensitive to changes in the price of zinc.

Capital expenditures in the second half of 2002 are expected to be approximately $110 million, including sustaining capital expenditures at our operations, development cost at the Pend Oreille project and final contributions to the Antamina project.

Description of notes

In this section, the words "company", "we", "us" and "our" refer only to Teck Cominco Limited and not to any of our subsidiaries or our interest in joint ventures and partnerships, and "Cominco" refers only to Teck Cominco Metals Ltd. The following description of the particular terms of the notes (referred to in the prospectus under the heading "Description of debt securities" as the "debt securities") supplements, and to the extent inconsistent therewith replaces, the description of the debt securities set forth in the prospectus. The description is qualified in its entirety by reference to the indenture under which the notes are to be issued. Capitalized terms used and not defined in this prospectus supplement have the meanings ascribed to them in the prospectus or the indenture.

General

The notes will be issued initially in an aggregate principal amount of US$200 million and will mature on September 15, 2012. Payments of principal (or premium, if any) and interest on the notes will be made in U.S. dollars. The notes are not subject to any sinking fund provision. The notes are available for purchase in denominations of US$1,000 and any integral multiples thereof. The initial public offering price of the notes is 99.390% of their principal amount.

We will advance the proceeds of this offering to our subsidiary, Cominco, and Cominco will issue us a note (the "Cominco note") in the amount of such proceeds. The principal amount of the Cominco note, plus (i) accrued and unpaid interest thereon at least equal to accrued and unpaid interest on the notes and (ii) other monetary obligations payable pursuant to the Cominco note, will become due and payable on demand by us or, upon an event of default under the indenture, on demand by us or our assignee. The Cominco note will be pledged in favor of the trustee for the benefit of the holders of the notes. A breach under the collateral documents relating to the pledge will be an event of default under the indenture. It will also be an event of default under the indenture if at any time following the termination of the collateral documents relating to the pledge:

- Cominco or any successor thereto which has assumed Cominco's obligations under the pledge has been, for a period of not less than 30 consecutive days, the primary obligor or guarantor with respect to Indebtedness (as defined in the prospectus under "Description of debt securities—Certain Covenants") in an aggregate amount which exceeds 10% of Consolidated Net Tangible Assets (as defined in the prospectus under "Description of debt securities—Certain Covenants");

- we have not, within such 30 day period, created a security interest in favor of the trustee in another note or evidence of Indebtedness issued to us by Cominco or such successor in the same principal amount and substantially similar to such collateral documents that ranks equally and ratably with unsecured and unsubordinated Indebtedness of Cominco or such successor; and

- on the 30th day of such 30 day period Cominco or such successor was a Subsidiary (as defined in the prospectus under "Description of debt securities—Certain Covenants").

As a result, for so long as this intercompany arrangement and pledge are in place, upon the occurrence of an event of default under the indenture, the trustee on behalf of the holders of the notes will have the right to make a demand on the Cominco note and will have a claim

against Cominco in an amount equal to the amount due under the notes. Therefore, the notes will in effect rank equally and ratably with any unsecured and unsubordinated debt issued or guaranteed by Cominco.

Subject to the negative pledge described under "Certain covenants—Negative Pledge" in the prospectus, the indenture does not limit our ability to incur additional indebtedness and does not limit the ability of our subsidiaries or joint ventures to incur additional indebtedness.

No service charge will be made for any registration, transfer or exchange of the notes, but we may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection therewith.

Ranking and other indebtedness

The notes will be unsecured obligations and will rank equally with all of our other unsecured and unsubordinated Indebtedness from time to time outstanding. The notes will be effectively subordinated to all Indebtedness and other liabilities of our subsidiaries (other than those of Cominco so long as the pledge of the Cominco note remains in place) and subordinated to all secured Indebtedness and other secured liabilities of Cominco to the extent of the assets securing such Indebtedness and other liabilities. At June 30, 2002, the aggregate amount of the Indebtedness and trade payables of our subsidiaries (other than Cominco) and the secured Indebtedness of Cominco was approximately $275 million.

Interest

The notes will bear interest at 7.00% per annum from September 12, 2002, or from the most recent interest payment date to which interest has been paid or provided for, payable semi-annually in arrears, on March 15 and September 15 of each year, commencing March 15, 2003, to each person in whose name a note is registered at the close of business on the preceding March 1 or September 1 , as the case may be. The amount of interest payable will be computed on the basis of a 360-day year consisting of twelve 30-day months. If any date on which interest is payable on the notes is not a business day, then payment of the interest payable on that date will be made on the next succeeding day which is a business day (and without any additional interest or other payment in respect of any delay), with the same force and effect as if made on such date.

Principal of and interest on the notes will be payable, and the transfer of notes will be registrable, at the principal corporate trust office of the trustee, which at present is 101 Barclay Street, Floor 21 West, New York, New York 10286; Attention: Global Finance Unit. However, payment of interest may, at our option be made by check mailed to the address of the person entitled thereto as it appears in the security register or by wire transfer to an account located in the United States maintained by such person.

Pledge termination

Under the circumstances set forth below, we may terminate the pledge of the Cominco note.

If we elect to terminate the pledge of the Cominco note, we are obligated to notify each debt rating agency known to us which has assigned a rating to the notes and which is designated by the SEC as a "Nationally Recognized Statistical Rating Organization" (a "Participating

NRSRO") and the trustee of our intention to exercise our option to terminate the pledge of the Cominco note at least 45 days prior to the proposed date of such termination (the "Release Date"). In order to effect the termination of the pledge of the Cominco note, on the proposed Release Date we are obligated to deliver to the trustee an officers' certificate stating that we have satisfied each of the conditions listed below.

After delivery of such officers' certificate, we may, at our option and without the consent of the holders of the notes, permanently terminate the pledge of the Cominco note, provided that at the time of such termination:

- Cominco shall not be the primary obligor or guarantor with respect to any Indebtedness, other than Indebtedness which in the aggregate does not exceed an amount equal to 10% of Consolidated Net Tangible Assets;
- the rating assigned to the notes by at least two Participating NRSRO's (or if there is only one Participating NRSRO, by that one Participating NRSRO) is within one of the ratings categories assigned by them designating "investment grade" corporate debt securities;
- at least two Participating NRSRO's (or if there is only one Participating NRSRO, that one Participating NRSRO) have affirmed that the rating assigned by them to the notes shall not be downgraded as a result of the termination of the pledge, or notice thereof; and
- no default or event of default has occurred and is continuing under the indenture.

Governing law

The indenture provides that it and the notes will be governed by, and construed in accordance with the laws of the State of New York. In addition, the pledge agreement and the Cominco note will be governed by, and construed in accordance with the laws of British Columbia, Canada, in each case, without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction will be required thereby.

Further issuance

We may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional notes under the indenture, equal in rank to the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new notes, or except for the first payment of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption and otherwise as the notes issued under this prospectus supplement.

Optional redemption

We will have the option to redeem the notes in whole or in part at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes, and (2) the sum of the present values of the Remaining Scheduled Payments discounted to the redemption date, calculated on a semi-annual basis (assuming a 360-day year of twelve 30-day months), at the Adjusted Treasury Yield plus 37.5 basis points, together in each case with accrued interest to

the date of redemption; provided however, that installments of interest on notes which are due and payable on any date on or prior to a redemption date will be payable to the registered holders of such notes registered as such as of the close of business on the relevant record date. In connection with such optional redemption the following defined terms apply:

"Adjusted Treasury Yield" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as the third business day immediately preceding that redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

"Comparable Treasury Issue" means the United States Treasury security or securities selected by the Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

"Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding that redemption date, as set forth in the daily statistical release designated H.15 (519) (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if the Independent Investment Banker for the notes obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

"Independent Investment Banker" means one of the Reference Treasury Dealers so appointed by us.

"Reference Treasury Dealer" means J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated and their respective successors and two other nationally recognized investment banking firms that are Primary Treasury Dealers specified from time to time by us; provided, however, that if any of the foregoing ceases to be a primary U.S. government securities dealer in The City of New York (a "Primary Treasury Dealer"), we will substitute therefor another Primary Treasury Dealer, if available.

"Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by that Reference Treasury Dealer at 3:30 p.m. (New York time) on the third business day preceding that redemption date.

"Remaining Scheduled Payments" means, with respect to the notes to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; *provided, however*, that, if that redemption date is not an interest payment date, the amount of the next succeeding scheduled interest payment on the notes will be reduced by the amount of interest accrued thereon to that redemption date.

Redemption procedures

We will give you at least 30 days (but not more than 60 days) prior notice of any redemption. If less than all of the notes are redeemed, the trustee will select the notes to be redeemed by a method determined by the trustee to be fair and appropriate.

On or before the redemption date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price and accrued interest on the notes to be redeemed on such date. On and after the redemption date, interest will cease to accrue on any notes that have been called for redemption (unless we default in the payment of the redemption price and accrued interest). The redemption price will be calculated by the Independent Investment Banker and we, the trustee and any paying agent for the notes will be entitled to rely on such calculation.

If notice of redemption has been given as provided in the indenture for the notes and funds for the redemption of the notes called for redemption have been made available on the redemption date referred to in such notice, such notes will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the holders of the notes will be to receive payment of the redemption price plus accrued interest to the redemption date.

Book-entry system

The notes will initially be issued in the form of one or more global securities held in book-entry form. The Depository Trust Company ("DTC") or its nominee will, except in limited circumstances described below, be the sole registered holder of the notes for all purposes under the indenture. Owners of beneficial interests in the notes represented by the global securities will hold such interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities will be shown on, and transfers thereof will only be effected through, records maintained by DTC and its direct and indirect participants and any such interests may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests in accordance with the procedures and practices of DTC and any intermediary through which they hold their notes. Beneficial owners will not be holders and will not be entitled to any rights under the global securities or the indenture provided to the holders of the notes. We and the trustee, and any of our or its respective agents, may treat DTC as the sole holder and registered owner of the global securities.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act, as amended. DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., The American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to DTC's book-entry system is also available to

others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

Street name and other indirect holders

Investors who hold notes in accounts at banks or brokers will generally not be recognized by us as legal holders of notes. This is called holding in "street name". These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on notes, either because they agree to do so in their customer agreements or because they are legally required to do so.

Special situations when global securities will be terminated

In a few special situations described later, the global securities will terminate and interests in them will be exchanged for physical certificates representing notes. After that exchange, the choice of whether to hold notes directly or in street name will be up to you. You must consult your own bank or broker to find out how to have your interests in notes transferred to your own name, so that you will be a direct holder.

The special situations for termination of global securities are:

(i) when the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary;

(ii) when we notify the trustee that we wish to terminate the global securities; or

(iii) when an event of default on the notes has occurred and has not been cured.

Ratings of the notes

The following table discloses the credit ratings assigned to the notes by the following rating agencies:

Rating agency	Rating	Outlook
Moody's Investors Services, Inc. ("Moody's")	Baa3	Stable
Standard & Poor's Corporation ("S&P")	BBB	Stable
Dominion Bond Rating Service Limited ("DBRS")	BBB (high)	Stable

Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The credit ratings accorded to the notes by the rating agencies are not recommendations to purchase, hold or sell the notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus supplement.

Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the

Moody's rating system, debt securities rated Baa are considered as medium-grade obligations, i.e. they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such securities lack outstanding investment characteristics and in fact have speculative characteristics as well. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category. Moody's indicates that the rating it has assigned to the notes reflects our position as an efficient and low cost zinc concentrate producer, with important strategic positions in metal smelting and refining, copper, coal and gold. Moody's also indicates that important factors in its rating are the weak zinc market fundamentals and prices, and our increased leverage and contracted debt protection ratios.

S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the securities. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.

DBRS's credit ratings are on a long-term rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, debt securities rated BBB are of adequate credit quality. The assignment of a "(high)" or "(low)" modifier within each rating category indicates relative standing within such category. The "high" and "low" grades are not used for the AAA category.

Certain income tax considerations

Certain United States federal income tax considerations

This section describes the material United States federal income tax consequences of owning the notes. It applies to you only if you acquire notes in the offering at the offering price, you hold your notes as capital assets for tax purposes and you are a United States holder.

You are a United States holder if you are a beneficial owner of a note and you are:

- a citizen or resident of the United States,
- a domestic corporation,
- an estate whose income is subject to United States federal income tax regardless of its source, or
- a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust, or a trust that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

- a dealer in securities or currencies,
- a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,
- a bank,
- a life insurance company,
- a tax-exempt organization,
- a person that owns notes that are a hedge or that are hedged against interest rate risks,
- a person that owns notes as part of a straddle or conversion transaction for tax purposes, or
- a person whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisor concerning the consequences of owning these notes in your particular circumstances under the Code and the laws of any other taxing jurisdiction.

Payments of interest

You will be taxed on interest on your note as ordinary income at the time you receive the interest or when the interest accrues, depending on your method of accounting for United States federal income tax purposes.

Interest paid on the notes is income from sources outside the United States, but, with certain exceptions, will be "passive" or "financial services" income, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a United States holder. You may be entitled to deduct or credit foreign withheld tax, if any, subject to applicable limitations in the Code. The rules governing the foreign tax credit are complex and you should consult your tax advisor regarding the availability of the credit under your particular circumstances.

Purchase, sale and retirement of the notes

Your tax basis in your note generally will be its cost. You will generally recognize a capital gain or loss on the sale or retirement of your note equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest (which will generally be taxed as interest) and your tax basis in your note. Capital gain of a non-corporate United States holder is generally taxed at a maximum rate of 20% where the property is held for more than one year, and 18% where the property is held for more than five years. The deductibility of capital losses is subject to limitations. If you are a United States resident (as defined in Section 865 of the Code), any such gain or loss will be treated as United States source, unless it is attributable to an office or owner fixed place of business outside of the United States and certain other conditions are met.

Backup withholding and information reporting

If you are a non-corporate United States holder, information reporting requirements on Internal Revenue Service Form 1099 generally will apply to:

- payments of principal and interest on a note within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and
- the payment of the proceeds from the sale of a note effected at a United States office of a broker.

Additionally, backup withholding taxes will apply to such payments if you are a non-corporate United States holder that:

- fails to provide an accurate taxpayer identification number,
- is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or
- in certain circumstances, fails to comply with applicable certification requirements.

Backup withholding is not an additional tax: any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your United States federal

income tax liability as long as the required information is provided to the Internal Revenue Service.

Certain Canadian federal income tax considerations

In the opinion of Lang Michener, our Canadian counsel, the following is a summary of the principal Canadian federal income tax considerations generally applicable to holders who acquire notes pursuant to this offering and who, at all relevant times, for the purposes of the *Income Tax Act* (Canada) (the "Canadian Tax Act") and any applicable income tax treaty or convention are not resident in Canada or deemed to be resident in Canada, hold notes as capital property, deal at arm's length with the company and any successor to the company, do not use or hold, and are not be deemed to use or hold, notes in connection with a trade or business carried on, or deemed to be carried on, in Canada and, in the case of insurers, will not carry on an insurance business in Canada with which such notes are effectively connected or in respect of which the notes would be designated insurance property for the purposes of the Canadian Tax Act (each, a "Holder").

This summary is based upon the current provisions of the Canadian Tax Act and regulations thereunder and on counsel's understanding of the current published administrative and assessing practices and policies of the Canada Customs and Revenue Agency. This summary takes into account all specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance prior to the date hereof. This summary is not exhaustive of all Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate possible changes in the law or in administrative or assessing practices and policies whether by legislative, regulatory, administrative or judicial action. This summary does not take into account foreign (i.e. non-Canadian) tax considerations or Canadian provincial or territorial tax considerations which may vary from the Canadian federal income tax considerations described herein.

Under the Canadian Tax Act, interest, principal or premium payable on the notes to Holders will be exempt from non-resident withholding tax. No other taxes on income (including taxable capital gains) will be payable under the Canadian Tax Act in respect of the acquisition, holding, redemption or disposition of the notes, or the receipt of interest, premium or principal thereon by a Holder solely as a consequence of such acquisition, holding, redemption or disposition of the notes.

Each of these summaries under this section "Certain income tax considerations" are of a general nature only and are not intended to be, and should not be construed to be, legal or tax advice to any particular holder and no representation is made with respect to the United States federal tax consequences or Canadian tax consequences to any particular holder. Accordingly, prospective purchasers should consult their own tax advisors with respect to the United States federal tax consequences or Canadian tax considerations relevant to them, having regard to their particular circumstances.

Underwriting

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us the principal amount of the notes listed opposite their names below.

Name	Principal amount
J.P. Morgan Securities Inc.	US$ 90,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	30,000,000
BMO Nesbitt Burns Corp.	20,000,000
RBC Dominion Securities Corporation	20,000,000
TD Securities (USA) Inc.	20,000,000
CIBC World Markets Corp.	10,000,000
Scotia Capital (USA) Inc.	10,000,000
Total	US$200,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase and pay for the notes are subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The underwriters are obligated to take and pay for all of the notes if any are taken.

The underwriters initially propose to offer part of the notes directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of 0.400% of the principal amount of the notes. Any underwriter may allow, and any such dealers may reallow, a concession to certain other dealers not to exceed 0.250% of the principal amount of the notes. After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the underwriters.

We estimate that our total offering expenses, not including the underwriting discounts, will be approximately $1.1 million.

We have agreed to indemnify each of the underwriters against certain liabilities, including liabilities under the Securities Act. We do not intend to apply for a listing of the notes on a national securities exchange, but have been advised by the underwriters that they intend to make a market in the notes. The underwriters are not obligated, however, to do so and may discontinue their market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In connection with the offering of the notes, J.P. Morgan Securities Inc., on behalf of the underwriters, may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase notes in the open market for the purpose of

pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

J.P. Morgan Securities Inc. will make the notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between J.P. Morgan Securities Inc. and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from J.P. Morgan Securities Inc. based on transactions J.P. Morgan Securities Inc. conducts through the system. J.P. Morgan Securities Inc. will make notes available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

We indirectly own 22.5% of the voting securities of Compañía Minera Antamina, S.A., or CMA, a corporation formed to proceed with the development of the Antamina copper, zinc mine in Peru. Affiliates of BMO Nesbitt Burns Corp., RBC Dominion Securities Corporation, TD Securities (USA) Inc., CIBC World Markets Corp. and Scotia Capital (USA) Inc. are lenders to CMA pursuant to project financing credit facilities, the aggregate principal amount of which was US$1,255 million at June 30, 2002. We have provided a several guarantee of 22.5% of the indebtedness owing under such project financing credit facilities until completion of the Antamina copper, zinc mine is certified in accordance with the applicable documentation. At June 30, 2002, the aggregate amount of indebtedness subject to our guarantee was US$282 million. To our knowledge, CMA is in compliance in all material respects with the terms of the agreement governing such project financing credit facilities.

We own 82% of the outstanding voting securities of Refineria de Cajamarquilla S.A., or Cajamarquilla, a corporation which owns the Cajamarquilla zinc refinery in Peru. Affiliates of J.P. Morgan Securities Inc., BMO Nesbitt Burns Corp., CIBC World Markets Corp. and Scotia Capital (USA) Inc. are lenders to Cajamarquilla pursuant to credit facilities under which the aggregate principal amount outstanding at June 30, 2002 was US$94 million. We have provided a several guarantee of 83% of the indebtedness owing under such credit facilities. At June 30, 2002, the aggregate amount of indebtedness subject to our guarantee was US$78 million. To our knowledge, Cajamarquilla is in compliance in all material respects with the terms of the agreement governing such credit facilities.

An affiliate of each of J.P. Morgan Securities Inc., BMO Nesbitt Burns Corp., RBC Dominion Securities Corporation, TD Securities (USA) Inc., CIBC World Markets Corp. and Scotia Capital (USA) Inc. (collectively, the "Banks") is a lender under our credit facilities and at August 30, 2002 we were indebted to the Banks in the aggregate amount of approximately US$184 million. We may be considered to be a connected issuer of each such underwriter within the meaning of applicable Canadian securities legislation. The maximum commitment from the affiliates of such underwriters under our credit facilities is approximately US$406 million. We are in compliance in all material respects with the terms of all of the agreements which govern such credit facilities. As a consequence of their participation in this offering, the underwriters affiliated with the Banks will be entitled to share in the

underwriting commission relating to the offering of the notes. The decision to distribute the notes hereunder and the determination of the terms of this offering were made through negotiations between us and the underwriters. Although the Banks did not have any involvement in such decision or determination, a portion of the net proceeds of this offering will be used to repay our indebtedness to the Banks and certain other lenders. See "Use of proceeds". We anticipate that out of the net proceeds of this offering of notes we will allocate approximately US$10 million to an affiliate of J.P. Morgan Securities Inc., US$9 million to an affiliate of BMO Nesbitt Burns Corp., US$51 million to an affiliate of RBC Dominion Securities Corporation, US$58 million to an affiliate of TD Securities (USA) Inc., US$9 million to an affiliate of CIBC World Markets Corp. and US$9 million to an affiliate of Scotia Capital (USA) Inc. As a result, one or more Banks may in the aggregate receive more than 10% of the net proceeds from the offering of the notes in the form of the repayment of such indebtedness. Accordingly, the offering of the notes is being made pursuant to Rule 2710(c)(8) of the Conduct rules of the National Association of Securities Dealers, Inc. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody's rating service or BBB or better by S&P's rating service.

Certain of the underwriters and their associates engage in, and may in the future engage in, transactions with, or perform services for, us and our affiliates in the ordinary course of business. They have received customary fees in connection therewith.

This prospectus supplement does not qualify the distribution of any securities in any province or territory of Canada. The notes may only be offered or sold, directly or indirectly, in Canada, or to or for the benefit of any resident thereof, pursuant to exemptions from the prospectus requirements of Canadian securities laws, and only by securities dealers registered in the applicable province or territory or pursuant to exemptions form the registered dealer requirements.

Legal matters

The validity of the notes will be passed upon for us by Lang Michener, Toronto and Vancouver, Canada, and Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York. Certain U.S. legal matters will be passed on for the underwriters by Shearman & Sterling, Toronto, Ontario. As to all matters of Canadian federal and British Columbia law, Paul, Weiss, Rifkind, Wharton & Garrison may rely upon the opinion of Lang Michener. As to all matters of U.S. federal and New York law, Lang Michener may rely on the opinion of Paul, Weiss, Rifkind, Wharton & Garrison.

The partners and associates of Lang Michener and the individuals named under the heading "Experts" as a group beneficially own, directly or indirectly, less than 1% of our securities of any class.

Experts

Our audited consolidated financial statements for the years ended December 31, 2001 and 2000 and for each of the years in the two year period ended December 31, 2001, have been incorporated herein by reference in reliance upon the report of PricewaterhouseCoopers LLP, independent chartered accountants, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing. The statements as to our reserves which appear in our Annual Information Form for the year ended December 31, 2001 have been incorporated by reference herein upon the authority, as experts, of (i) David Bell—Doug Sands, P.Eng, (ii) Williams—Gordon Skrecky, P.Eng, (iii) Elkview—Carel van Eendenburg, P.Eng, (iv) Antamina—Gordon Stothart, P.Eng, (v) Highland Valley Copper—Ralf Kintzi, P.Eng and (vi) Red Dog—Thomas Krolak, RG—Missouri. These persons are employees of the respective operating company for each of our operations.

Index to financial statements

Auditors' Report to the Directors of Teck Cominco Limited

We have audited the consolidated balance sheets of Teck Cominco Limited as at December 31, 2001 and 2000 and the consolidated statements of earnings, retained earnings and cash flows for each of the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material aspects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, B.C.
February 8, 2002

"PricewaterhouseCoopers LLP"
Chartered Accountants

Annual Audited Financial Statements

Teck Cominco Limited

Consolidated balance sheets

As at December 31 ($ in millions)	2001	2000
Assets		
Current assets		
Cash	$ 101	$ 266
Accounts and settlements receivable	242	292
Production inventories	540	466
Supplies and prepaid expenses	161	172
	1,044	1,196
Investments (note 4)	606	454
Property, plant and equipment (note 5)	3,298	3,283
Other assets (note 6)	205	169
	$ 5,153	$ 5,102
Liabilities and Shareholders' Equity		
Current liabilities		
Short-term bank loans	$ 80	$ 5
Accounts payable and accrued liabilities	310	391
Current portion of long-term debt (note 7)	45	40
	435	436
Long-term debt (notes 5 and 7)	1,005	875
Other liabilities (note 8)	365	347
Future income and resource taxes (note 14)	509	494
Debentures exchangeable for Inco shares (note 9)	248	248
Minority interests (note 10)	31	1,007
Shareholders' equity (note 11)	2,560	1,695
	$ 5,153	$ 5,102

Commitments and contingencies (notes 5 and 18)

Approved by the Directors

"ROBERT J. WRIGHT" "NORMAN B. KEEVIL"

Teck Cominco Limited
Consolidated statements of retained earnings

Years ended December 31 ($ in millions)	2001	2000
Balance at the beginning of the year	$572	$516
Net earnings (loss)	(21)	85
Interest on exchangeable debentures, net of taxes (note 11 (a))	(3)	(3)
Shares issued to Class A common shareholders (note 11(f))	(10)	—
Reduction on purchase and cancellation of Class B Subordinate Voting Shares (note 11(e))	(7)	(5)
Dividends	(29)	(21)
Balance at the end of the year	$502	$572

Teck Cominco Limited
Consolidated statements of earnings

Years ended December 31 ($ in millions, except per share data)	2001	2000
Revenues	$ 2,379	$1,206
Cost of operations	(1,751)	(820)
Depreciation and amortization	(226)	(139)
Operating profit	402	247
Other expenses		
General, administration and marketing	(58)	(36)
Interest on long-term debt	(77)	(57)
Exploration	(59)	(32)
Research and development	(15)	(8)
Other income and expense	62	18
	255	132
Asset valuation writedowns (note 12)	(169)	—
Income and resource taxes (note 14)		
On earnings from operations	(103)	(41)
On asset valuation writedowns (note 12)	47	—
Minority interests	(50)	(43)
Equity earnings (loss)	(1)	37
Net earnings (loss) (note 13)	$ (21)	$ 85
Basic earnings (loss) per share	$ (0.17)	$ 0.77
Diluted earnings (loss) per share (note 1)	$ (0.17)	$ 0.71

Teck Cominco Limited
Consolidated statements of cash flows

Years ended December 31 ($ in millions)	2001	2000
Operating activities		
Net earnings (loss)	$ (21)	$ 85
Items not affecting cash:		
Future income and resource taxes	48	(2)
Depreciation and amortization	226	139
Equity (earnings) loss	1	(37)
Asset valuation writedowns (note 12)	122	—
Minority interests	50	43
Other	(8)	5
Dividends from Cominco Ltd.	—	6
	418	239
Net change in non-cash working capital items (note 16(a))	(119)	15
	299	254
Financing activities		
Short-term bank loan	75	—
Long-term debt	219	32
Repayment of long-term debt	(53)	(103)
Dividends paid	(29)	(21)
Dividends of subsidiary paid to minority shareholders	(6)	(6)
Interest on exchangeable debentures (note 11(a))	(5)	(5)
Shares of subsidiary issued (repurchased)	19	(2)
Purchase and cancellation of Class B Subordinate Voting Shares	(20)	(28)
	200	(133)
Investing activities		
Property, plant and equipment	(346)	(211)
Funds held on deposit (notes 4 and 7(c))	(157)	—
Refund of tax deposit (excluding interest)	57	—
Purchase of shares in Cominco Ltd. (note 2)	(277)	(127)
Partial redemption of Cominco exchangeable debenture	(38)	—
Cash acquired on consolidation of Cominco Ltd. (note 2)	—	24
Other investments, net of disposals	(36)	(8)
Proceeds from sale of mining assets (note 3)	131	270
	(666)	(52)
Effect of exchange rate changes on cash	2	(2)
Increase (decrease) in cash	(165)	67
Cash at the beginning of the year	266	199
Cash at the end of the year	$ 101	$ 266

See also note 16

Teck Cominco Limited
Notes to consolidated financial statements
Years ended December 31, 2001 and 2000

1. Significant Accounting Policies

The consolidated financial statements of Teck Cominco Limited (formerly Teck Corporation) (the company) are prepared using accounting principles generally accepted in Canada. Note 20 reconciles the company's earnings and shareholders' equity to results that would have been obtained had the company's consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States.

Basis of Presentation

These consolidated financial statements include the accounts of the company and all of its subsidiaries. Many of the company's mining activities are conducted through interests in joint ventures and partnerships, which are accounted for using the proportionate consolidation method. Inter-company accounts and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management's judgment is applied are asset valuations, contingent liabilities, future income tax valuation reserves, environment and post-closure obligations and pension liabilities. Actual results could differ from those estimates.

Translation of Foreign Currencies

Except as described in the paragraph below, monetary assets and liabilities are translated at year-end exchange rates, and other assets and liabilities are translated at historical rates. Exchange gains and losses are recognized in income except for those arising on translation of long-term monetary items, which are deferred and amortized over the lives of those items.

The assets and liabilities of self-sustaining foreign operations are translated at year-end exchange rates, and revenues and expenses are translated at monthly average exchange rates. Differences arising from these foreign currency restatements are recorded in shareholders' equity as a cumulative translation adjustment until they are realized by a net reduction in the net investment. In addition, exchange differences on long-term monetary liabilities, which have been designated as a hedge against self-sustaining foreign operations, are included in the cumulative translation adjustment.

Cash

Cash includes cash, on account demand deposits and short-term investments with maturities of three months or less.

Investments

The company uses the equity method of accounting for its investments in companies and joint ventures over which it exercises significant influence but not joint control. Under this method the company includes in its net earnings its share of the net earnings or losses of these associated companies. The portion of the acquisition cost of investments which exceeds the underlying equity in the net assets of the investees relates to specific resource properties and is amortized over the estimated life of those properties.

Investments in other companies are carried at cost or at cost less amounts written off to reflect an impairment in value.

Property, Plant and Equipment

(a) Plant and equipment

Plant and equipment are depreciated over the estimated lives of the assets on a unit-of-production or straight-line basis as appropriate.

(b) Mineral properties and deferred costs

Exploration costs and costs of acquiring mineral properties are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which economically recoverable reserves are believed to exist, in which case they are deferred.

Deferred costs include interest and financing costs relating to the construction of plant and equipment and operating costs net of revenues prior to the commencement of commercial production of a new mine. Interest and financing costs are capitalized only for those projects for which funds have been borrowed.

Mineral properties and deferred costs are, upon commencement of production, amortized over the estimated life of the orebody to which they relate or are written off if the property is abandoned or if there is considered to be a permanent impairment in value.

(c) Investments in mining properties

Investments in mining properties over which the company has significant influence but not joint control are accounted for using the equity method.

Revenue Recognition and Inventories

Revenues are recorded at the time of sale, when the rights and obligations of ownership pass to the buyer, except in the case of Bullmoose Coal, where there is a long-term sales contract and revenues are recorded at the time of production. Finished goods, raw materials and in-process inventories are valued at the lower of cost and net realizable value.

Income and Resource Taxes

Future income tax assets and liabilities are determined based on the difference between the tax basis of the company's assets and liabilities and the respective amounts reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the

periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The company retroactively adopted this liability method of accounting for income taxes effective January 1, 2000, following new standards adopted by the Canadian Institute of Chartered Accountants. The adoption of the new standards resulted in no adjustments to opening retained earnings.

Employee Future Benefits

Pension expenses are based on actuarial determinations of current service costs. Certain actuarial assumptions used in the determination of future benefits and plan liabilities are based upon management's best estimates, including expected plan performance, salary escalation and retirement dates of employees. The discount rate used to determine the accrued benefit obligation is determined by reference to market interest rates at the measurement date of high quality debt instruments. Differences between the actuarial liabilities and the amounts recorded in financial statements will arise from changes in plan assumptions, changes in benefits, or through experience as results differ from actuarial assumptions. These differences are taken into the determination of income over the average remaining service life of the related employees. Non-pension retirement benefits are accrued and are funded by the company as they become due.

Share Option Plan

The company has a share option plan as described in note 11(d). No compensation expense is recognized for this plan when shares or share options are issued pursuant to the plan. Consideration paid for shares on exercise of the share options is credited to share capital.

Research and Development

Research and product development costs are expensed as incurred.

Site Restoration and Post Closure Costs

Expenditures related to ongoing environmental and reclamation activities are expensed as incurred unless previously accrued.

Provisions for future site restoration and reclamation and other post closure costs in respect of operating facilities are charged to earnings over the estimated life of the operating facility, commencing when a reasonably definitive estimate of the cost can be made.

Earnings Per Share

Effective January 1, 2001, the company adopted the new accounting standard for the calculation of earnings per share which follows the "treasury stock method" in the calculation of diluted earnings per share. The new standard has been applied on a retroactive basis which has resulted in the restatement of the prior year's diluted earnings per share.

Hedging Transactions

The company uses future foreign exchange and commodity contracts to manage its exposure to fluctuating prices for the commodities it sells. Gains and losses relating to such instruments are taken into revenue at the time the commodities to which they are matched are sold.

2. Merger with Cominco Ltd.

The company began acquiring shares of Cominco in 1986 and during 2000 the company acquired 5,176,700 shares of Cominco at a cost of $127 million, increasing the company's shareholding to 50%. Until September 30, 2000 the company had been accounting for the investment as an equity investment which had an accumulated value on an equity accounting basis of $898 million. Since that date the results of Cominco have been consolidated with those of the company.

On July 19, 2001 shareholders of Cominco voted to accept the company's offer to merge with Teck Corporation ("Teck"). Under the terms of the arrangement Cominco shareholders received 1.8 Class B Subordinate Voting Shares of Teck and $6 in cash for each Cominco share held. Holders of the exchangeable debenture due 2024 received $6 for each underlying Cominco share, reducing the face value of each $1000 debenture to $745 (note 11 (a)). The debentures bear interest at 2% above the Teck dividend yield based on a $9.72 reference price. The share acquisitions in 2000 and the merger in 2001 have been accounted for using the purchase method as follows:

($ in millions)	2001	2000
Purchase price		
Cash	$ 262	$ 127
Shares issued (note 11(c))	913	—
Merger costs	15	—
Carrying value of investment accumulated in prior periods	—	771
Total cost of the acquisition	$ 1,190	$ 898
Assets acquired		
Cash	$ —	$ 24
Other current assets	—	830
Mineral and resource properties	301	2,392
Other assets	—	178
Purchase of remaining minority interest in net assets	1,006	—
	1,307	3,424
Liabilities assumed		
Current liabilities	—	320
Long-term debt	—	1,263
Other liabilities	117	—
Outstanding minority interest in net assets	—	943
	117	2,526
Net assets acquired	$ 1,190	$ 898

3. Dispositions

(a) Sale of PacMin

During the year the company disposed of its interest in PacMin which owns and operates the Tarmoola and Carosue Dam gold mines in Western Australia and realized no gain or loss on the sale. The company received cash of $52 million and 17.4 million shares of the purchaser, Sons of Gwalia Ltd. In addition the purchaser assumed $89 million of PacMin debt.

(b) Sale of Niobec

During the year, the company sold its 50% interest in the Niobec mine in Quebec to Mazarin Inc. The company received cash proceeds of $43 million and a note in the amount of $5 million due March 2004. An after-tax gain of $11 million was realized on the sale.

(c) Sale of Quebrada Blanca

In the fourth quarter of 2000 the company's 76.5% interest in the Quebrada Blanca mine was sold to Aur Resources Inc., a company which has certain common directors with the company. The company received cash proceeds of $270 million, notes receivable at commercial rates totalling $54 million and 5 million shares of Aur Resources Ltd. with a value of $12.5 million. The company realized an after-tax gain of $13 million on the sale in 2000.

4. Investments

($ in millions)	2001	2000
Investments and advances carried on a cost basis		
Inco Limited common shares (note 9)	$246	$246
Cajamarquilla funds held on deposit (note 7(c))	165	—
Loans, long-term receivable and deposits	87	149
Marketable securities — Sons of Gwalia Ltd.	85	—
— Other	23	43
Other investments	—	16
	$606	$454

At December 31, 2001, marketable securities carried at a cost of $108 million (2000—$43 million) had a quoted market value of $133 million (2000—$39 million).

5. Property, Plant and Equipment

($ in millions)	2001	2000
Plant and equipment at cost	$2,834	$2,454
Accumulated depreciation	(646)	(512)
	2,188	1,942
Mineral properties and deferred costs	1,198	1,497
Accumulated amortization	(396)	(372)
	802	1,125
Investment in Antamina	308	216
	$3,298	$3,283

Investment in Antamina

The company accounts for its 22.5% investment in Compañia Minera Antamina S.A., the company holding the Antamina project, on an equity basis. In connection with the senior debt financing of the project the company has provided the lenders with a guarantee on its 22.5% share of the debt during the pre-completion period. The guarantee will be removed if the project meets certain completion tests which are expected to take place in the second half of 2002. At December 31, 2001 the senior project debt outstanding was US$1.22 billion in respect of which the company is responsible for and has guaranteed US$275 million.

Upon the project meeting the completion tests as defined in the senior debt project financing agreement, certain voting restrictions of the company in relation to the management of Compañia Minera Antamina S.A. will be removed. The company would then account for the investment on a proportionate consolidation basis, reflecting its share of the assets and liabilities of Compañia Minera Antamina S.A. on its balance sheet including its share of the senior project debt, which would then be non-recourse.

The project commenced commercial production in the fourth quarter of 2001.

6. Other Assets

($ in millions)	2001	2000
Recoverable taxes and investment tax credits (note 14)	$146	$112
Deferred foreign exchange loss on long-term debt	14	16
Other	45	41
	$205	$169

7. Long-Term Debt

($ in millions)	2001	2000
Debt of the company		
8.7% unsecured debenture due May 1, 2002 (US$125 million) (a)	$ 199	$188
Convertible debenture (b)	236	216
6.875% debenture due February 2006 (US$150 million)	239	225
Medium-term notes with a weighted average interest rate of 8.3%, due 2002 to 2003 (US$28 million) (a)	44	41
Cajamarquilla financing agreement (2001—US$190 million; 2000—US$100 million) (c)	303	150
Other	29	—
	1,050	820
PacMin		
Bank loan (A$74 million)	—	62
Convertible notes (A$10 million)	—	8
Capital lease (A$30 million)	—	25
	—	95
	1,050	915
Less current portion (e)	(45)	(40)
	$1,005	$875

(a) The 8.7% unsecured debenture and the medium-term notes due in 2002 are intended to be settled with funds drawn from other long-term credit facilities of the company and are therefore not included in the current portion of long-term debt (note 7(f)).

(b) In 1994 the company received net proceeds of $186 million on the issue of US$137 million deep discount convertible subordinated debentures, with a stated amount of US$170 million, due in 2006. The debentures bear interest on the issue price at 6% per annum, computed on a semi-annual basis. The cash interest payment is 3.75% of the stated value, with the balance deferred to maturity in 2006. Conversion is at the option of the holder at any time on or prior to maturity into Class B Subordinate Voting Shares at a conversion rate of 46.551 shares per US$1,000 of stated amount at maturity. The debentures are redeemable at any time at the option of the company. In December 2001, the company entered into interest rate swaps with respect to US$100 million of this debt. The 3.75% cash portion of the interest rate has been exchanged for a floating interest rate of LIBOR less 1.0%.

(c) In 1998 Cajamarquilla completed a US$250 million financing agreement for its expansion program and ongoing operating requirements. This facility consists of term loans totalling US$200 million from a syndicate of banks, repayable over 10 to 12.5 years, and a US$50 million working capital loan. The interest rates on these loans are based on LIBOR plus a variable spread and semi-annual principal payments of US$10 million on the term loans commenced in April 2001. The working capital loan is due in April 2003.

The US$250 million financing agreement is secured by all of the assets of Cajamarquilla and a pledge of the common shares of Cajamarquilla held by the company and Marubeni Caja Investments Limited. The company has guaranteed, subject to exclusions in respect of certain defined political events, 83% of borrowings to a maximum of US$208 million until the expansion program reaches commercial production and certain completion tests are met.

In April 2001 the company drew the remaining US$103 million (Cdn$165 million) of its term loan for the expansion of Cajamarquilla. These funds are held in trust to be used for the expansion project and are included in investments on the balance sheet. The funds may be returned in 2002 should the company further delay the expansion project.

(d) See also note 5 on the company's share of the Antamina project debt.

(e) Scheduled principal payments on long-term debt over the next five years are $45 million in 2002, $108 million in 2003, $57 million in 2004, $32 million in 2005 and $416 million in 2006, after allowing for prepayments and assuming all of the conversion of revolving bank loans into two- and three-year term loans.

(f) The company has available unutilized long-term lines of credit with various banks totalling $533 million (2000—$610 million).

8. Other Liabilities

($ in millions)	2001	2000
Accrued post-closure costs	$190	$205
Accrued employee future benefits (note 17(b))	121	85
Other	54	57
	$365	$347

9. Debentures Exchangeable for Inco Shares

($ in millions)	2001	2000
Exchangeable debentures	$139	$130
Deferred gain	109	118
	$248	$248

In September 1996, the company issued $248 million of 3% exchangeable debentures due September 30, 2021. Each $1,000 principal amount of the exchangeable debentures is exchangeable at the option of the holder for 20.7254 common shares of Inco Limited (subject to adjustment if certain events occur), without payment of accrued interest.

The exchangeable debentures are redeemable at the option of the company on or after September 12, 2006. Redemption may be satisfied by delivery of the Inco common shares, or delivery of the cash equivalent of the market value at the time of redemption of the Inco common shares.

The Inco common shares held by the company have been pledged as security for the exchangeable debentures. As this underlying security can be delivered at the option of the company in satisfaction of the liability, hedge accounting is applied where any gains and losses on the Inco common shares are offset by corresponding gains and losses on the exchangeable debentures.

10. Minority Interests

($ in millions)	2001	2000
Cominco	$ —	$ 938
PacMin	—	41
Cajamarquilla	31	28
	$ 31	$ 1,007

11. Shareholders' Equity

($ in millions) (shares in 000's)	2001 Shares Issued	2001 Amount	2000 Shares Issued	2000 Amount
Exchangeable debentures due 2024[(a)]		$ 107		$ 145
Capital stock				
Class A common shares	4,682	7	4,682	7
Class B Subordinate Voting Shares	179,796	1,779	101,802	868
		1,786		875
Contributed surplus		50		50
Cumulative translation adjustment		115		53
Retained earnings		502		572
		$2,560		$1,695

(a) Exchangeable debentures due 2024

In April 1999 the company issued $150 million of 25-year debentures with each $1,000 debenture exchangeable, at a reference price of $23.50 per share, into 42.5532 shares of Cominco. At the time of the merger with Cominco, holders of these debentures were paid $6 in respect of each underlying Cominco share as a partial repayment and the debentures became no longer convertible into Cominco shares. The face value of the debentures was reduced to $745 and each debenture became convertible into 76.596 Class B Subordinate Voting Shares. Interest is at 2% above the Teck dividend yield based on the new $9.72 reference price.

The debentures are exchangeable by the holder or redeemable by the company at any time. If redeemed by the company within seven years of issue, the company will pay a premium per debenture of $112 declining to $19 in year seven. By virtue of the company's option to deliver Class B Subordinate Voting Shares to satisfy the principal payments, the debentures net of issue costs are classified as a component of shareholders' equity. The interest, net of taxes, is charged directly to retained earnings.

Until the time of the merger, movements in the Cominco share price affected the settlement value of the debentures. The difference between the carrying value of the debentures and the estimated settlement value based on the then current Cominco share price was accreted over the life of the debenture. The accretion, net of tax, was charged directly to retained earnings and affected earnings per share calculations.

(b) Authorized share capital

The company's authorized share capital consists of an unlimited number of Class A common shares (Class A shares) without par value, an unlimited number of Class B Subordinate Voting Shares without par value and an unlimited number of preferred shares without par value issuable in series.

The Class A shares carry the right to 100 votes per share and the Class B Subordinate Voting Shares carry the right to one vote per share. In all other respects the Class A and Class B Subordinate Voting Shares rank equally.

(c) Class B Subordinate Voting Shares issued

	Shares Issued (in 000's)	Amount ($ in millions)
At December 31, 1999	102,521	$ 870
Issued for mineral property[g]	1,800	19
Purchased and cancelled[e]	(2,525)	(21)
Other	6	—
At December 31, 2000	101,802	868
Issued in respect of Cominco merger	78,482	913
Purchased and cancelled[e]	(1,495)	(13)
Options exercised[d]	67	1
Issued in respect of an amendment to the Articles of the company[f]	938	10
Issued to holders of shares of predecessor companies	2	—
At December 31, 2001	179,796	$1,779

At December 31, 2001 there were 392,366 Class B Subordinate Voting Shares (2000—395,085 shares) reserved for issuance to the former shareholders of certain companies that amalgamated with the company in prior years.

(d) Share options

The company established in 1995, and amended in 1998 and 2001, a share option plan (the plan) under which 4,500,000 Class B Subordinate Voting Shares have been set aside for grant of share options to full-time employees, directors and contractors of the company and its affiliates. The exercise price for each option is the closing price for Class B Subordinate Voting Shares on the last trading day before the date of grant and an option's maximum term is eight years. Certain employee options are exercisable in equal portions over three years from the date of issue. The plan allows the company to grant Stock Appreciation Rights (SARs) together with stock options. SARs allow employees to receive in cash the appreciation of the value of the option instead of exercising the option. A total of 3,709,000 options had SAR rights attached at December 31, 2001. In addition, share options with SAR rights were issued to Cominco employees who had unexercised Cominco options at the time of the merger. These options expire at various dates until 2011.

	2001		2000	
	Shares (000's)	Weighted-Average Exercise Price	Shares (000's)	Weighted-Average Exercise Price
Outstanding at beginning of year	3,320	$ 16.87	2,626	$ 19.58
Granted under plan	816	15.24	1,021	11.47
Issued to Cominco employees at the time of merger	3,128	12.47	—	—
Exercised	(67)	12.35	(5)	12.44
SARs exercised	(183)	12.35	—	—
Expired	(152)	23.57	(322)	21.94
Forfeited	(83)	15.34	—	—
Outstanding at end of year	6,779	$ 14.68	3,320	$ 16.87
Options exercisable at year-end	6,205	$ 14.81	2,455	$ 18.71

Summary information relating to share options outstanding at December 31, 2001 is as follows:

Price Range	*Number* (000's)	Weighted Average *Remaining Life* (months)
$6.40 — $9.50	401	71
$10.00 — $13.00	3,586	67
$15.50 — $17.85	1,579	65
$18.00 — $19.80	456	38
$26.00 — $29.30	757	21
	6,779	60

(e) During the year, the company purchased and cancelled 1,495,100 Class B Subordinate Voting Shares (2000—2,525,100) pursuant to a normal course issuer bid. In November 2001 a new normal course issuer bid was accepted by the Toronto Stock Exchange which entitles the company to purchase and cancel up to ten million of its outstanding Class B Subordinate Voting Shares on or before November 13, 2002. No shares have been repurchased pursuant to this new bid.

(f) On September 10, 2001, the shareholders at a special meeting approved an amendment to the Articles of the company to adopt certain takeover bid protections (referred to as "coattails") for holders of Class B Subordinate Voting Shares. As a result of the implementation of the "coattails" protection, holders of Class A shares of record on September 25, 2001 received one new Class A share plus 0.2 of a Class B Subordinate Voting Share in exchange for each Class A share previously held. There were 938,372 Class B Subordinate Voting Shares issued in relation to the amendment.

(g) In March 2000 the company issued 1,800,000 Class B Subordinate Voting Shares for a 25% interest in the San Nicolas mineral property in Zacatecas, Mexico.

(h) The cumulative translation adjustment represents the net unrealized foreign exchange gain on translation of the accounts of self-sustaining foreign subsidiaries, net of foreign exchange losses on US dollar denominated debt designated as hedges against these investments.

12. Asset Valuation Writedowns

The company performs periodic assessments of the carrying value of its mineral properties and investments. As a result of these assessments, the company recorded a writedown of the carrying value of certain assets as follows:

($ in millions)	2001	2000
Reduction in carrying value of non-operating mineral properties	$137	$ —
Reduction in carrying value of exploration related investments	17	—
Provision for loss on asset value	9	—
Reorganization and other costs	6	—
Asset valuation writedowns	169	—
Recovery of future income and resource taxes	(47)	—
Asset valuation writedowns, net of taxes	$122	$ —

13. Earnings Before Writedowns

($ in millions)	2001	2000
Net earnings before writedowns	$ 101	$ 85
Asset valuation writedowns, net of taxes	(122)	—
Net earnings (loss)	$ (21)	$ 85
Basic earnings per share before writedowns	$ 0.69	$ 0.77
Diluted earnings per share before writedowns	$ 0.66	$ 0.71
Basic earnings (loss) per share	$ (0.17)	$ 0.77
Diluted earnings (loss) per share	$ (0.17)	$ 0.71
Weighted average number of shares outstanding (000's)	141,808	107,518
Diluted weighted average number of shares outstanding (000's)	153,780	119,239

14. Income and Resource Taxes

(a) Income and resource tax expense

($ in millions)	2001	2000
Current		
Income tax	$19	$18
Resource tax	16	19
Large corporation tax	4	2
	39	39
Future		
Income tax	11	5
Resource tax	6	(3)
	17	2
	$56	$41

(b) Reconciliation of income and resource taxes calculated at the statutory rates to the actual tax provision

($ in millions)	2001	2000
Tax expense at the statutory rate of 44% (2000—45%)	$ 37	$ 60
Tax effect of		
Resource and depletion allowances, net of resource taxes	6	(4)
Difference in foreign tax rate	(14)	(2)
Benefit of current tax loss not recognized	50	—
Recognition of prior years tax losses	—	(8)
Reduction in statutory rates	(21)	(9)
Large corporation tax	4	2
Other	(6)	2
	$ 56	$ 41

(c) Temporary differences giving rise to future income tax assets and liabilities

($ in millions)	2001	2000
Future income tax asset		
Investment tax credits	$ 106	$ 96
Net operating loss carry-forwards	275	232
Capital assets	(101)	(104)
Inventory adjustments	3	18
Other	30	5
Valuation allowance	(145)	(114)
	168	133
Less current portion	(22)	(21)
	$ 146	$ 112
Future income tax liability		
Capital assets	$ (498)	$ (614)
Net operating loss carry-forwards	34	52
Other	(45)	68
	$ (509)	$ (494)

For income tax purposes, certain U.S. subsidiaries of the company have regular tax net operating loss carry-forwards of US$440 million and alternative minimum tax net operating loss carry-forwards of US$187 million, which expire in the years 2004 through 2021. Also available to offset future regular taxes is US$16 million of investment tax credits and to offset alternative minimum taxes is US$4 million of investment tax credits, which expire in various years through 2006.

15. Joint Ventures

The company's share of the assets and liabilities, revenues and expenses and cash flows of its major joint ventures is as follows:

($ in millions)	2001	2000
Cash	$ 5	$ 5
Other current assets	106	117
Mineral properties, plant and equipment	335	390
	$ 446	$ 512
Current liabilities	$ 57	$ 78
Long-term liabilities	41	34
Equity	348	400
	$ 446	$ 512
Revenue	$ 515	$ 322
Expenses	434	266
Share of earnings	$ 81	$ 56
Cash flow from:		
Operating activities	$ 126	$ 117
Financing activities	$ 5	$ —
Investing activities	$ (25)	$ (12)

16. Supplementary Cash Flow Information

($ in millions)	2001	2000
(a) Changes to non-cash working capital items		
Accounts and settlements receivable	$ 54	$ (32)
Production inventories	(85)	4
Supplies and prepaid expenses	4	(7)
Accounts payable and accrued liabilities	(17)	46
Current income and resource taxes	(47)	—
Other	(28)	4
	$ (119)	$ 15
(b) Non-cash investing and financing transactions		
Acquisition of San Nicolas property (note 11(g))	$ —	$ 19
Capital lease (note 7)	—	25
	$ —	$ 44
(c) Other information		
Interest paid	$ 68	$ 51
Income and resource taxes paid	$ 42	$ 39

17. Employee Future Benefits

(a) Actuarial valuation of funding surplus (deficit)

($ in millions)	2001 Pension benefit plans	2001 Other employee benefit plans	2000 Pension benefit plans	2000 Other employee benefit plans
Accrued benefit obligation				
Balance at beginning of year	$ 751	$ 125	$ 64	$ 5
Plan obligation assumed on acquisition of Cominco	—	—	671	115
Actuarial revaluation	48	8	7	1
Current service cost	15	4	5	1
Benefits paid	(56)	(6)	(14)	(1)
Interest cost	48	8	13	3
Impact of new discount rate at year-end	—	1	3	—
Plan improvements	19	—	—	—
Foreign currency exchange rate changes	5	2	2	1
Transfers to other plans	(16)	—	—	—
Balance at end of year	814	142	751	125
Plan assets				
Fair value at beginning of year	790	—	61	$ —
Plan assets acquired on acquisition of Cominco	—	—	717	—
Actual return on plan assets	—	—	17	—
Benefits paid	(56)	(4)	(14)	(1)
Foreign currency exchange rate changes	5	4	—	—
Employer contributions	30	—	9	1
Transfer to other plans	(17)	—	—	—
Fair value at end of year	752	—	790	—
Funding status—surplus (deficit)	$ (62)	$ (142)	$ 39	$ (125)
(b) Liability accrued (note 8)				
Total accrued liability (2001—$121 million; 2000—$85 million)	$ 4	$ (125)	$ 35	$ (120)
(c) Employee future benefits expense				
Current service cost	$ 15	$ 4	$ 5	$ 1
Interest cost	48	8	13	3
Expected return on assets	(51)	—	(15)	—
Early retirement window	4	—	—	—
Net expense for the year	$ 16	$ 12	$ 3	$ 4
(d) Significant assumptions used				
Discount rate	6.5%	6.5%	7%	7%
Expected long-term rate of return on plan assets	7.5%	7.5%	7.7%	7.3%
Rate of compensation increase	1.0%-4.5%	1.0%-4.5%	0%-4.5%	0%-4.5%

18. Commitments and Contingencies

(a) The company's hedging commitments at December 31, 2001 consist of the following:

	2002	2003	2004	2005	2006 and after	Total
Gold (000's ounces)						
Forward sales contracts ..	11	13	13	—	131	168
Average price (US$/oz.) ..	US$324	US$346	US$350	—	US$350	US$348
Forward sales contracts ..	115	87	30	34	39	305
Average price (Cdn$/oz.)	Cdn$488	Cdn$488	Cdn$509	Cdn$515	Cdn$519	Cdn$497
Copper (millions of pounds)						
Forward sales contracts ..	3.5	—	—	—	—	3.5
Average price (US$/lb.) ..	US$0.87	—	—	—	—	US$0.87
Zinc (millions of pounds)						
Forward sales contracts ..	1.0	—	—	—	—	1.0
Average price (US$/lb.) ..	US$0.52	—	—	—	—	US$0.52
US dollars (millions)						
Forward sales contracts ..	163	106	30	—	—	299
Average exchange rate ..	1.51	1.55	1.53	—	—	1.53

In addition to the above hedging commitments, Teck Cominco Metals Ltd. has forward purchase commitments on 258 million pounds of zinc at US$0.44 per pound, maturing in 2002 to 2003, to match fixed price sales commitments to its customers.

Included in the gold hedge position are 269,000 ounces of floating lease rate contracts having a built-in gold lease rate allowance of 2%. At December 31, 2001 the one-year lease rate was 1.40%.

(b) Teck Cominco Alaska Incorporated (TCAK), a subsidiary company, has a royalty agreement with NANA Regional Corporation (NANA) on whose land the Red Dog mine is situated. Under the terms of the agreement, NANA receives an annual advance royalty equal to the greater of 4.5% of Red Dog's net smelter return or US$1 million. After TCAK recovers certain capital expenditures including an interest factor and all advance royalties, the royalty will be 25% of net proceeds of production from the Red Dog mine increasing in 5% increments every fifth year to a maximum of 50%.

TCAK leases road and port facilities from the Alaska Industrial Development and Export Authority through which it ships substantially all ore concentrate produced at the Red Dog mine. The lease requires TCAK to pay a minimum annual user fee of US$18 million, with fee escalation provisions based on zinc price and annual tonnage.

TCAK has also entered into agreements for the transportation and handling of concentrates from the millsite. These agreements have varying terms expiring at various dates through 2010 and include provisions for extensions. There are minimum tonnage requirements and the annual fees amount to approximately US$8 million, with adjustment provisions based on variable cost factors.

(c) See also note 5 on the company's guarantee for its share of the Antamina project debt.

(d) In October 1999, the Supreme Court of British Columbia dismissed a lawsuit brought against Cominco and the trustees of its pension funds. In the lawsuit, the plaintiffs claimed that a reorganization of pension plans in 1986 was improper and $78 million (based on the December 31, 1996 valuation used in the trial) should be transferred back to the company's original pension plan from various successor plans. The Court held that the pensioners suffered no loss of benefits due to the transfers that occurred as a result of the restructuring of the plans. In January 2000, the plaintiffs appealed the decision. A hearing of the appeal is scheduled for June 2002. Management is confident that the original decision of the trial judge will be sustained and the appeal dismissed.

(e) The company's operations are affected by federal, provincial, state and local laws and regulations concerning environmental protection. Under current regulations, the company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The company's provisions for future reclamation and site restoration are based on known requirements. It is not possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

(f) Aggregate minimum payments for the company's operating leases, other than those described above, have annual payments over the next five years of $10 million in 2002, $7 million in 2003, $5 million in 2004, $4 million in 2005 and $4 million in 2006.

19. Fair Value of Financial Instruments

The carrying amounts of cash, accounts and settlements receivable, long-term receivables and deposits, other investments, accounts payable and other liabilities represent their fair value. The carrying amounts and the quoted market value of the company's equity investments and marketable securities is disclosed in note 4.

The carrying amounts and estimated fair values of the company's other financial instruments at December 31 are summarized as follows:

	2001		2000	
($ in millions)	**Carrying Amount**	**Estimated Fair Value**	**Carrying Amount**	**Estimated Fair Value**
Convertible debentures	$ 236	$ 230	$ 216	$ 187
Exchangeable debentures due 2024	107	161	145	154
8.7% debenture	199	199	188	192
6.875% debenture	239	235	225	234
Medium-term notes	44	45	—	—
Forward sale commitments	—	(1)	—	(17)

The fair value estimates for the convertible debentures, exchangeable debentures included in equity, 8.7% debentures and 6.875% debentures and medium-term notes are based on quoted market prices at year-end. For forward sale commitments, the estimated fair value is based on the market value for the hedge instruments at the reporting date.

20. Generally Accepted Accounting Principles in Canada and the United States

The effect of the material measurement differences between generally accepted accounting principles (GAAP) in Canada and the United States on the company's net earnings and shareholders' equity is summarized as follows:

($ in millions, except per share data)	2001	2000
Net earnings (loss) under Canadian GAAP	$ (21)	$ 85
Add (deduct)		
Inventory valuation[(a)]	(2)	(1)
Future income and resource taxes[(b)]	7	(7)
Foreign exchange (loss) gain[(c)]	(5)	4
Exchangeable debentures due 2024 and convertible debentures[(d)]	(1)	(1)
Share of losses in Antamina project[(e)]	(12)	—
Unrealized holding gains on investments[(f)]	4	2
Deferred start-up costs[(g)]	3	1
Stock compensation expense[(h)]	(5)	—
Derivative instruments[(i)]	20	—
Net earnings (loss) before change in accounting principle	(12)	83
Derivative instruments—cumulative adjustment to opening balances[(i)]	(26)	—
Net earnings (loss) under US GAAP before comprehensive income adjustments	(38)	83
Derivative instruments—cumulative adjustment to opening balances[(i)]	(17)	—
Adjustments to arrive at comprehensive income[(j)]		
Unrealized holding gains (losses) on investments, net of taxes[(f)]	24	(7)
Cumulative translation adjustment, net of taxes[(c)]	51	(6)
Minimum pension liability[(j)]	(35)	—
Comprehensive income[(j)]	$ (15)	$ 70
Earnings (loss) per share, before change in accounting principle and comprehensive income adjustments		
Basic	$(0.11)	$ 0.77
Fully diluted	$(0.11)	$ 0.72

($ in millions)	2001	2000
Shareholders' equity under Canadian GAAP	$2,560	$1,695
Cumulative adjustments to shareholders' equity		
Inventory valuation[(a)]	(3)	(1)
Future income and resource taxes[(b)]	—	(7)
Foreign exchange loss[(c)]	(9)	(4)
Exchangeable debentures due 2024 and convertible debentures[(d)]	(124)	(161)
Share of losses in Antamina project[(e)]	(12)	—
Unrealized holding gains on investments[(f)]	24	(4)
Deferred start-up costs[(g)]	(10)	(13)
Stock compensation expense[(h)]	(5)	—
Derivative instruments[(i)]	(23)	—
Minimum pension liability[(j)]	(35)	—
Shareholders' equity under US GAAP	$2,363	$1,505

(a) Coal Inventory Valuation at Bullmoose Mine

Under Canadian GAAP, production inventories may be recorded at net realizable value where there is a long-term contract for sale. US GAAP requires such inventory to be valued at the lower of cost and market.

(b) Future Income and Resource Taxes

Under Canadian GAAP changes in tax rates are reflected in future income taxes when they are "substantively enacted". Under US GAAP such changes in rates are not reflected until enacted. As certain Canadian rate reductions were not enacted at December 31, 2000, the impact of using the substantively enacted rates has been excluded in the determination of income under US GAAP, and has been included in income in 2001 when the new rates were enacted.

(c) Foreign Exchange

US GAAP requires that gains and losses arising on translation of long-term foreign currency denominated liabilities at each period end, which are deferred and amortized for Canadian GAAP purposes over the remaining lives of such liabilities, be included in earnings as they arise.

Beginning in 2002, both Canadian and US GAAP will require foreign exchange translation gains and losses which are not hedged to be included in income in the current period rather than deferred and amortized over the life of the debt. Under US GAAP, changes to the cumulative translation adjustment are included in comprehensive income, net of taxes.

(d) Exchangeable Debentures due 2024 and Convertible Debentures

Canadian GAAP requires that a portion of the convertible debentures be classified as equity. The difference between the carrying amount of the debentures and the contractual liability is amortized to earnings. Similarly, the exchangeable debentures due 2024 have been classified as equity with related interest and accretion being charged directly to retained earnings. US GAAP would classify both debentures as liabilities and interest and accretion would be charged against current period earnings.

(e) Share of Loss in Antamina Project and Commencement of Commercial Production

US GAAP adjustments in respect of the company's share of earnings in the Antamina project (note 5) arise mainly as US GAAP requires the project to record operating profits and losses from newly commissioned operations at the time the first product is shipped. Canadian GAAP records gains and losses from the date commercial production commences.

(f) Accounting for Certain Investments in Debt and Equity Securities

For US GAAP purposes, portfolio investments and marketable securities are recorded on the balance sheet at fair values with unrealized gains and losses for trading securities being included in income and for available-for-sale securities in other comprehensive income. Portfolio investments are reported at cost for Canadian GAAP purposes.

(g) Deferred Start-Up Costs

In Canada, certain mine start-up costs are deferred until the mine reaches commercial levels of production and amortized over the life of the project. Under US GAAP, these costs are expensed as incurred. Accordingly the amortization of these amounts is reversed under US GAAP.

(h) Stock Compensation Expense

US GAAP requires that the change in value of Stock Appreciation Rights be included in income. The Canadian GAAP requirement to do this does not come into effect until 2002.

(i) Fair Market Value of Derivative Instruments

Under the supervision of its Risk Management Committee, the company enters into forward sales contracts and other derivative instruments for sale of its principal products and the currencies in which it deals. The effect of these contracts is to reduce financial risk by fixing the future price for these products and currencies. Such contracts, which do not result in the physical delivery of the products, are subject to new U.S. accounting standards for derivative instruments, which came into effect on January 1, 2001, requiring any unrealized gains or losses on the instruments at the statement date to be taken into income.

(j) Comprehensive Income

US GAAP requires disclosure of comprehensive income which is intended to reflect all changes in equity except those resulting from contributions by and distribution to shareholders. In 2001 comprehensive income includes the minimum pension liability arising from new actuarial valuations during the year.

21. Segmented Information

The company has six reportable segments: gold, zinc mines, zinc smelters, copper, coal, and corporate. The corporate segment includes the company's investment, exploration and development activities and the elimination of inter-segment sales which are recorded at arm's length prices. Segments include operations based upon the principal product produced.

								2001
($ in millions)	Zinc Smelters	Zinc Mines	Copper	Gold	Coal	Corporate and Other	Inter-Segment	Total
Revenue	$ 979	$ 516	$ 308	$227	$412	$ 14	$ (77)	$2,379
Operating profit after depreciation	244	(3)	39	35	87	(4)	4	402
Interest on long-term debt	—	—	—	—	—	(77)	—	(77)
Depreciation and amortization	(43)	(86)	(51)	(34)	(11)	(1)	—	(226)
Asset valuation writedowns	—	—	—	—	—	(169)	—	(169)
Equity loss	—	—	(1)	—	—	—	—	(1)
Property, plant and equipment	1,240	1,141	556	90	157	114	—	3,298
Total assets	1,719	1,576	621	100	204	933	—	5,153
Capital expenditures	75	75	129	53	14	—	—	346

($ in millions)	Zinc Smelters	Zinc Mines	Copper	Gold	Coal	Corporate and Other	Inter-Segment	2000 Total
Revenue	$ 343	$ 229	$ 167	$217	$261	$ 27	$ (38)	$1,206
Operating profit after depreciation	119	37	19	52	16	2	2	247
Interest on long-term debt	—	—	—	—	—	(57)	—	(57)
Depreciation and amortization	(16)	(37)	(45)	(30)	(8)	(3)	—	(139)
Asset valuation writedowns	—	—	—	—	—	(6)	—	(6)
Equity earnings	—	—	—	—	—	37	—	37
Property, plant and equipment	926	1,048	496	366	157	290	—	3,283
Total assets	1,296	1,473	582	421	304	1,026	—	5,102
Capital expenditures	19	46	8	106	21	11	—	211

The geographic distribution of the company's property, plant and equipment and external sales revenue is as follows, with revenue attributed to regions based on the location of the customer:

	Property, Plant & Equipment		Revenue	
($ in millions)	**2001**	**2000**	**2001**	**2000**
Canada	$1,451	$1,311	$ 375	$ 252
Australia	—	271	94	86
Latin America	576	611	187	83
United States	1,260	1,041	623	277
Asia	—	—	701	320
Europe	—	—	367	183
Other	11	49	32	5
	$3,298	$3,283	$2,379	$1,206

Interim Unaudited Financial Statements

Teck Cominco Limited

Consolidated statements of earnings
(Unaudited)

(in millions of dollars)	Three months ended June 30 2002	Three months ended June 30 2001	Six months ended June 30 2002	Six months ended June 30 2001
Revenue	$ 521	$ 582	$ 1,022	$ 1,254
Cost of operations	(426)	(434)	(846)	(866)
Depreciation and amortization	(46)	(52)	(93)	(108)
Operating profit	49	96	83	280
Other expenses				
General, administration and marketing	(14)	(15)	(28)	(29)
Interest on long-term debt	(16)	(17)	(34)	(38)
Exploration	(8)	(16)	(14)	(26)
Research and development	(6)	(3)	(10)	(9)
Other income (expense)	3	9	4	31
Earnings before the following	8	54	1	209
Provision for income and resource taxes	(5)	(25)	—	(83)
Minority interests	—	(6)	—	(48)
Equity earnings	5	—	9	—
Net earnings	$ 8	$ 23	$ 10	$ 78
Basic earnings per share	$0.04	$0.22	$0.05	$0.73
Diluted earnings per share	$0.04	$0.20	$0.05	$0.67
Weighted average shares outstanding (000's)	184,927	105,049	184,906	105,283
Shares outstanding at end of period (000's)	184,928	105,450	184,928	105,450

Teck Cominco Limited
Consolidated statements of cash flow
(Unaudited)

	Three months ended June 30		Six months ended June 30	
(in millions of dollars)	2002	2001	2002	2001
Operating activities				
Net earnings	$ 8	$ 23	$ 10	$ 78
Items not affecting cash:				
Future income and resource taxes	(2)	18	(9)	46
Depreciation and amortization	46	52	93	108
Equity earnings	(5)	—	(9)	—
Minority interests	—	6	—	48
Gain on sale of assets	(6)	—	(6)	(11)
Other	5	—	6	21
	46	99	85	290
Net change in non-cash working capital items	(15)	(10)	(17)	(22)
	31	89	68	268
Financing activities				
Short-term bank loan	6	—	(25)	—
Long-term debt	200	165	227	171
Repayment of long-term debt	(358)	(24)	(368)	(35)
Decrease (increase) in funds held on deposit	157	(157)	157	(157)
Interest on exchangeable debenture	(2)	(2)	(2)	(2)
Class B subordinate voting shares issued (repurchased)	1	—	1	(20)
Issue of shares by subsidiary companies	—	19	—	19
Dividends paid	(19)	(11)	(19)	(11)
Dividends paid to minority shareholders	—	(6)	—	(6)
Return of tax deposit (excluding interest)	—	57	—	57
	(15)	41	(29)	16
Investing activities				
Property, plant and equipment	(41)	(103)	(81)	(189)
Investments	(3)	(9)	(5)	(26)
Proceeds from sale of investments and mining assets	13	13	16	59
	(31)	(99)	(70)	(156)
Effect of exchange rate changes on cash	(1)	(5)	(1)	—
Increase (decrease) in cash	(16)	26	(32)	128
Cash at beginning of period	85	368	101	266
Cash at end of period	$ 69	$ 394	$ 69	$ 394

Teck Cominco Limited
Consolidated balance sheets
(Unaudited)

(in millions of dollars)	June 30 2002	December 31 2001
Assets		
Current assets		
Cash and short-term investments	$ 69	$ 101
Accounts and settlements receivable	207	242
Production inventories	543	540
Supplies and prepaid expenses	133	161
	952	1,044
Investments		
Funds held on deposit	—	165
Other investments	441	441
Property, plant and equipment	3,241	3,304
Other assets	175	179
	$4,809	$5,133
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 271	$ 310
Short-term bank loans	55	80
Current portion of long-term debt	12	45
	338	435
Long-term debt (Note 7)	863	1,005
Other liabilities	346	365
Future income and resource taxes	499	509
Exchangeable debentures—Inco shares	248	248
Minority interests	29	31
Shareholders' equity	2,486	2,540
	$4,809	$5,133

Teck Cominco Limited
Consolidated statements of retained earnings
(Unaudited)

(in millions of dollars)	Three months ended June 30 2002	Three months ended June 30 2001	Six months ended June 30 2002	Six months ended June 30 2001
Balance at beginning of period	$483	$619	$502	$572
Adjustment on adoption of new accounting standard for foreign currency translation (Note 1(b))	—	—	(20)	—
Balance at beginning of period as restated	483	619	482	572
Net earnings	8	23	10	78
Dividends	(19)	(11)	(19)	(11)
Exchangeable debentures interest, net of tax	(1)	(1)	(2)	(2)
Reduction on repurchase and cancellation of Class B shares	—	—	—	(7)
Balance at end of period	$471	$630	$471	$630

Teck Cominco Limited
Notes to consolidated financial statements
(Unaudited)

1. Basis of Presentation

(a) *Interim financial statements*

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the company.

(b) Foreign exchange translation

Effective January 1, 2002 the company adopted new accounting standards recommended by the Canadian Institute of Chartered Accountants for the translation of foreign currencies. Foreign exchange gains and losses for long-term debt not associated with self-sustaining foreign operations are no longer deferred and amortized over the term of the debt, but charged to earnings in the period they arise. The company recorded an adjustment to reduce opening retained earnings by $20 million, the amount of unamortized foreign exchange loss on long-term debt as at December 31, 2001.

(c) Depreciation expense

Effective January 1, 2002, the company amended the method of accounting for depreciation at some of its mines so that all mines record depreciation expense based on sales rather than production volumes. This change has the effect of increasing earnings in the second quarter by $2 million ($4 million for the six-month period) on an after-tax basis, as sales volumes at these mines were lower than production in the period.

2. Supplementary Cash Flow Information

	Three months ended June 30		Six months ended June 30	
(in millions of dollars)	**2002**	**2001**	**2002**	**2001**
Interest paid	$15	$23	$31	$42
Income and resource taxes paid (recovered)	$ (4)	$40	$18	$62

3. Outstanding Shares and Related Information

(a) Shares and warrants

As at the date of this report, there were issued and outstanding 4,682,000 Class A Common Shares, 180,246,000 Class B Subordinate Voting Shares (Class B shares) and 5,000,000 Class B share-purchase warrants with an exercise price of $18 per share expiring in May 2004.

(b) Exchangeable debentures due 2024 included in shareholders' equity

The company has the option to deliver Class B shares to satisfy the principal payment of the exchangeable debentures due 2024. The maximum number of Class B shares that may be issued with respect to these debentures is 11,489,000 shares.

(c) Convertible debenture

The US dollar denominated convertible debenture of $236 million (US$148 million) due 2006 is convertible at the rate of 46.551 Class B shares per US$1,000.

(d) Share options

In the six months ended June 30, 2002, the company granted to directors and employees 1,675,000 Class B share options at market with a weighted average exercise price of $13.75 per share. These share options have a term of six years and will expire in 2008. At June 30, 2002, outstanding director and employee share options totalled 8,325,000 with exercise prices ranging between $6.39 and $30.95 per share.

Effective January 1, 2002, the company adopted the new accounting standard for stock based compensation. For income statement purposes the company has elected to follow the intrinsic value based method of accounting for share options granted to employees and directors. Under this method, no compensation expense is recorded if the exercise price of the share options were granted at market. Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $5 million in respect of its employee and director share options. Pro forma earnings information determined under the fair value method of accounting for stock options are as follows:

(in millions of dollars)	Three months ended June 30, 2002	Six months ended June 30, 2002
Net earnings		
As reported	$ 8	$ 10
Compensation expense	—	5
Pro forma	$ 8	$ 5
Basic earnings per share		
As reported	$0.04	$0.05
Pro forma	$0.04	$0.02
Diluted earnings per share		
As reported	$0.04	$0.05
Pro forma	$0.04	$0.02

The average fair value of Class B subordinate voting share options was estimated as $3.07 per share option at the grant date using the Black-Scholes option-pricing model, as based on the following assumptions:

Dividend yield	1.5%
Risk free interest rate (6 years)	4.42%
Expected life (based on recent experience)	3.7 years
Expected volatility	25%

(e) Share Appreciation Rights

As at January 1, 2002, 3.7 million outstanding employee and director share options had attached Share Appreciation Rights (SARs) allowing the holder to receive the cash value of the share options instead of exercising the share options. Effective January 1, 2002, the new accounting standard for stock based compensation requires the cash settlement value of Share Appreciation Rights (SARs) to be recorded on the balance sheet by adjusting the opening retained earnings and recording the change in the liability for the period as a charge to earnings.

During the second quarter, the company made arrangements with directors and employees to waive the SARs on outstanding share options. At June 30, 2002, there were 463,000 outstanding share options (with a weighted average remaining life of 3 years) belonging to former directors and employees that continue to have SARs attached. In accordance with provisions of the new accounting standard the company has recorded an adjustment to reduce opening retained earnings by $0.2 million and a pre-tax charge to earnings for the six months ended June 30, 2002 of $0.6 million in respect of these remaining SARs.

4. Hedge Position at June 30, 2002

	2002	2003	2004	2005	2006-2010	Total	Market Value Gain (Loss)
							($ millions)
Gold (000's ozs)							
Forward sales contracts	16	13	13	—	131	173	US$(2.4)
Average price (US$/oz)	US$319	US$346	US$350	—	US$350	US$347	
Forward sales contracts	58	88	35	34	39	254	Cdn$(2.9)
Average price (C$/oz)	C$489	C$488	C$508	C$515	C$519	C$499	
Copper (millions of lbs)							
Forward sales contracts	1.0	—	—	—	—	1.0	US$0.1
Average price (US$/lb)	US$0.81	—	—	—	—	US$0.81	
US dollars (millions)							
Forward sales contracts	99	128	59	—	—	286	Cdn$5.5
Average exchange rate	1.54	1.55	1.56	—	—	1.55	

Notes:

a) In addition to the above hedging commitments, the company has forward purchase commitments on 209 million pounds of zinc averaging US$0.43 per pound maturing in 2002 to 2003, to match fixed price sales commitments to customers.

b) Included in the gold hedge position are 259,000 ounces of floating lease rate contracts having a built-in gold lease rate allowance of 2%. At June 30, 2002 the one-year lease rate was 0.90%.

Effective July 1, 2002 the Canadian Institute of Chartered Accountants adopted new standards for hedging and derivative instruments. These standards require designation and documentation of hedge instruments and measurement of hedge effectiveness in matching business transactions. Hedges that are not considered to be highly effective in matching business transactions must be recorded at fair market value on the balance sheet and the changes in the fair market value reflected in the earnings statements. The company has determined that all of its hedging instruments are highly effective and the change in accounting standards has not resulted in any adjustments to these financial statements.

5. Investment in Antamina

The company accounts for its 22.5% investment in Compañia Minera Antamina S.A. (CMA), the company holding the Antamina project, on an equity basis. In connection with the senior debt financing of the project the company has provided the lenders with a guarantee of its 22.5% share of the debt during the pre-completion period. The guarantee will be terminated if the project meets certain completion tests which are expected to take place in the second half of 2002. At June 30, 2002 the senior project debt outstanding was US$1.26 billion in respect of which the company is responsible for and has guaranteed US$282 million.

Upon the project meeting the completion tests as defined in the senior debt project financing agreement, certain voting restrictions of the company in relation to the management of CMA will be removed. The company will then account for the investment on a proportionate consolidation basis, reflecting its share of the assets and liabilities of CMA on its balance sheet including its share of the senior project debt, which would then be non-recourse.

6. Contingency

In October 1999, the Supreme Court of British Columbia dismissed a lawsuit brought against Cominco and the trustees of its pension funds. In the lawsuit, the plaintiffs claimed that a reorganization of pension plans in 1986 was improper and $78 million (based on the December 31, 1996 valuation used in the trial) should be transferred back to the company's original pension plan from various successor plans. The Court held that the pensioners suffered no loss of benefits due to the transfers that occurred as a result of the restructuring of the plans. In January 2000, the plaintiffs appealed the decision. The appeal was heard by the British Columbia Court of Appeal from June 24 to June 26, 2002. The court reserved judgement on the appeal and it is not known when the court will render a decision.

7. Subsequent Event

In early July, the company filed with the Canadian and U.S. regulatory authorities a base shelf prospectus under which debt securities aggregating up to US$500 million may be issued from time to time. Any issue of these debt securities will be dependent upon financial market conditions.

Amended and Restated Base Shelf Prospectus

This short form prospectus is referred to as a short form base shelf prospectus and has been filed under legislation in the Province of British Columbia that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. ***Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.*** *Copies of the documents incorporated herein by reference may be obtained on request without charge from Karen L. Dunfee, Corporate Secretary of Teck Cominco Limited at Suite 600, 200 Burrard Street, Vancouver, British Columbia V6C 3L9 (telephone: (604) 687-1117).*

Short Form Prospectus

NEW ISSUE August 27, 2002

Teck Cominco Limited

US$500,000,000
Debt Securities

Teck Cominco Limited ("Teck Cominco" or the "company") may from time to time offer for sale debentures, notes or other evidences of indebtedness (the "debt securities") in an aggregate principal amount not to exceed US$500,000,000 (or the equivalent in other currencies), during the 25 month period that this prospectus, including any amendments hereto, remains valid. The debt securities may be offered in one or more series, in amounts, at prices and on other terms to be determined at the time of sale. The specific terms in connection with the offering and sale of any series of debt securities in respect of which this prospectus is being delivered ("offered securities") will be set forth in the prospectus supplement relating thereto.

Unless otherwise specified in any applicable prospectus supplement relating to a series of debt securities, the debt securities will not be listed on any securities exchange or automated quotation system and you may not be able to resell the debt securities purchased.

Neither the United States Securities and Exchange Commission nor any state securities regulator has approved or disapproved these debt securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. We prepare our financial statements, which are incorporated by reference herein, in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

Owning the debt securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement and should consult with your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and some of the experts named in this prospectus are not residents of the United States, and many of our assets and all or a substantial portion of the assets of such persons are located outside of the United States.

Our interest coverage ratio for the twelve months ended June 30, 2002, calculated in accordance with Canadian securities legislation, is less than one-to-one.

The company may sell the debt securities to or through underwriters or dealers, and also may sell the debt securities to one or more other purchasers directly or through agents. See *"Plan of Distribution"*. A prospectus supplement will set forth the names of any underwriters, dealers or agents involved in the sale of any offered securities and will set forth the terms of the offering of the offered securities, including, to the extent applicable, the initial public offering price, the proceeds to the company, the principal amounts, if any, to be purchased by underwriters, the underwriting discounts or commissions, and any other discounts or concessions to be allowed or reallowed to dealers.

Table of Contents

Except as set forth under the *"Description of Debt Securities"*, and unless the context otherwise requires, all references in this prospectus to the "company", "we", "us" and "our" refer to Teck Cominco Limited and its subsidiaries and joint ventures.

About this Prospectus

This prospectus is part of a registration statement on Form F-9 relating to the debt securities that we have filed with the United States Securities and Exchange Commission (the "SEC"). Under the registration statement, we may, from time to time, sell any combination of the debt securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$500,000,000. This prospectus provides you with a general description of the debt securities that we may offer. Each time we sell debt securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of debt securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with the additional information described under the heading *"Where You Can Find More Information"*. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the debt securities.

The debt securities will not be qualified for sale under the securities laws of Canada or any province or territory of Canada, unless the applicable prospectus supplement indicates otherwise with respect to the offered securities, and may not be offered or sold, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter and each dealer participating in the distribution of offered securities will agree that, unless the applicable prospectus supplement indicates otherwise, it will not, directly or indirectly, offer, sell or deliver any such offered securities purchased by it in connection with such distribution, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada.

Where You Can Find More Information

We file with the British Columbia Securities Commission (the "BCSC"), a commission of authority in the Province of British Columbia, Canada similar to the SEC, and with the various securities commissions or similar authorities in each of the provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance with the Exchange Act, we also file certain reports with and furnish other information to the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read any document we furnish to the SEC at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, 233 Broadway, New York, New York, 10279 and 500 West Meridian Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 or contact them at www.sec.gov for further information on the public reference rooms.

Under the multijurisdictional disclosure system adopted by the United States and Canada, the SEC and the BCSC allow us to "incorporate by reference" certain information that we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. The following documents, filed by us with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in and form an integral part of this prospectus:

(a) Annual Information Form of the company dated March 1, 2002 for the year ended December 31, 2001;

(b) Audited comparative consolidated financial statements, and the related notes thereto, of the company as at and for the years ended December 31, 2001 and 2000 and the Auditors' Report thereon contained in the 2001 Annual Report of the company;

(c) Management's Discussion and Analysis and Financial Review of the company contained in the 2001 Annual Report of the company;

(d) Management Proxy Circular dated March 6, 2002 for the company's annual meeting of shareholders held on April 24, 2002 (other than the sections entitled "Corporate Governance", "Report of Compensation Committee" and "Share Performance Graph");

(e) Unaudited interim comparative consolidated financial statements of the company for the six months ended June 30, 2002 and 2001; and

(f) Management's Discussion and Analysis of the company for the six months ended June 30, 2002 and June 30, 2001.

Any document of the type referred to in the preceding paragraph and in material change reports (excluding confidential material change reports) and any exhibits to unaudited interim comparative consolidated financial statements which contain up-dated interest coverage ratios filed by the company with a securities commission or similar authority in Canada after the date

of this prospectus and prior to the termination of the offering will be deemed to be incorporated by reference into this prospectus. These documents are available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. In addition, any report on Form 6-K or Form 40-F that we file with the SEC after the date of this prospectus shall be deemed to be incorporated by reference into this prospectus and the registration statement of which this prospectus forms a part, if and to the extent expressly provided in such report.

Copies of the documents incorporated herein by reference may be obtained on request without charge from Karen L. Dunfee, Corporate Secretary of Teck Cominco Limited, Suite 600, 200 Burrard Street, Vancouver, British Columbia V6C 3L9; telephone: (604) 687-1117.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Upon a new annual information form and the related annual comparative consolidated financial statements being filed by us with, and, where required, accepted by, the appropriate securities regulatory authorities during the currency of this prospectus, the previous annual information form, annual comparative consolidated financial statements and all interim comparative consolidated financial statements, material change reports, information circulars and all prospectus supplements filed by us prior to the commencement of our fiscal year in which the new annual information form is filed will be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of debt securities hereunder.

Updated interest coverage ratios will be filed quarterly with the applicable securities regulatory authorities, either as part of a prospectus supplement or as exhibits to our unaudited interim financial statements and audited annual financial statements and will be deemed to be incorporated by reference in this prospectus for the purpose of an offering of debt securities.

A prospectus supplement containing the specific terms in respect of any offering and sale of debt securities, updated disclosure of interest coverage ratios, if applicable, and other information in relation to such debt securities will be delivered to purchasers of such debt securities together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of such prospectus supplement, but only for purposes of the offering of such debt securities by such prospectus supplement.

In this prospectus and any prospectus supplement, all references to "dollars" or "$" are to Canadian dollars and all references to U.S. dollars and US$ are to United States dollars. Unless otherwise indicated, all financial information included or incorporated by reference in this prospectus or included in any prospectus supplement is determined using Canadian generally accepted accounting principles which are in effect from time to time. For a discussion of the

principal differences between our financial results as calculated under Canadian generally accepted accounting principles and under U.S. generally accepted accounting principles, you should refer to Note 20 of our audited comparative consolidated financial statements for the years ended December 31, 2001 and 2000 which are incorporated by reference in this prospectus.

You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these debt securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of the applicable prospectus or prospectus supplement.

Forward-Looking Statements

This prospectus, and the material incorporated by reference into this prospectus, contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to, statements concerning:

- price volatility for zinc, copper, coal, gold and other primary metals and minerals;
- the long-term demand for and supply of zinc, copper, coal, gold and other primary metals and minerals;
- our premiums realized over London Metal Exchange cash and other benchmark prices and the sensitivity of our financial results to changes in metals and minerals prices;
- our strategies and objectives;
- our interest and other expenses;
- political unrest or instability in countries such as Peru and its impact on our foreign assets, including our Peruvian subsidiary, Refineria de Cajamarquilla S.A., and on our interest in the Antamina copper, zinc mine;
- the timing of decisions regarding, the costs of construction and production with respect to, and the issuance of the necessary permits and other authorizations required for, certain of our development and expansion projects including, among others, the Pend Oreille project;
- our estimates of the quantity and quality of our mineral reserves and resources;
- our planned capital expenditures;
- our future capital and mine production costs and production levels, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;

- the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our costs and results;
- our cost reduction and other financial and operating objectives;
- our exploration initiatives as well as environmental, health and safety initiatives;
- the negotiation of collective agreements with unionized employees;
- general business and economic conditions;
- the outcome of our coal price negotiations with customers;
- our dividend policy; and
- the Antamina copper, zinc mine meeting its completion tests under its project finance documents and reaching its production capacity for zinc and copper.

Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in, or incorporated by reference into, this prospectus. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

- general business and economic conditions;
- foreign exchange rates;
- the supply and demand for, deliveries of, and the level and volatility of prices of zinc, copper, coal and gold and our other primary metals and minerals;
- the timing of the receipt of regulatory and governmental approvals for our development projects and other operations including, among others, the Pend Oreille project;
- the availability of financing for our development projects on reasonable terms;
- our costs of production and our production and productivity levels, as well as those of our competitors;
- engineering and construction timetables and capital costs for our development projects;
- costs of closure of various operations;
- market competition;
- risks involved in mining, processing, exploration and research and development activities;
- the accuracy of our reserve estimates and the geological, operational and price assumptions on which these are based;
- premiums realized over London Metal Exchange cash and other benchmark prices;
- tax benefits;

- the outcome of our coal price negotiations with customers;
- the resolution of environmental and other proceedings; and
- our ongoing relations with our employees.

We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under *"Risk Factors"* in this prospectus. We undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.

Risk Factors

Before making an investment decision, you should carefully consider the risks and uncertainties described below as well as the other information contained and incorporated by reference in this prospectus. These risks and uncertainties are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of such risks actually occur, our business, prospects, financial condition, cash flows and operating results could be materially harmed.

Risks Inherent in the Mining Business

The business of exploring for and mining minerals and processing metals is inherently risky. Few properties that are explored are ultimately developed into producing mines. Mineral properties are often non-productive for reasons that cannot be anticipated in advance. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems, phenomena such as inclement weather, floods or earthquakes, mechanical and other breakdowns and the emission or release of contaminants. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties or production facilities, personal injury or death, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action. In particular, the David Bell and Williams mines have recently experienced ground control problems that have adversely affected our production of gold. Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other risks or hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us. In addition, our insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse affect on us.

Commodity Price Fluctuations and Hedging

The results of our operations are significantly affected by the market price of zinc, copper, coal, gold, and other primary metals and minerals, which are cyclical and subject to substantial price fluctuations. Our earnings are particularly sensitive to changes in the market price of zinc. Market prices can be affected by numerous factors beyond our control, including levels of supply and demand for a broad range of industrial products, expectations with respect to the

rate of inflation, the relative strength of the U.S. dollar and of certain other currencies, interest rates, global or regional political or economic crises and sales of gold and base metals by holders in response to a variety of factors. Metallurgical coal prices also fluctuate as a result of changes in supply and demand. If prices should decline below our cash costs of production and remain at such levels for any sustained period, we could determine that it is not economically feasible to continue commercial production at any or all of our mines. Our results of operations are also affected by the market price for electricity.

The objective of our commodity hedging programs is to reduce the risk of fluctuations in a commodity's market price while optimizing upside participation, to maintain adequate cash flows and profitability and to contribute to the long-term viability of our business. There are, however, risks associated with hedging programs including, among other things, an increase in the world price of the commodity, an increase in gold lease rates (in the case of gold hedging), rising operating costs, default by counterparties to commodity hedging activities and interruptions of production, any or all of which could have a material adverse effect on us. We do not hedge our exposure to changes in the price of metallurgical coal. Prices of diesel and electricity also fluctuate and these fluctuations affect our costs of production at various operations.

Competition for Mining Properties

Because the life of a mine is limited by, amongst other things, its ore reserves, we seek to replace and expand our reserves through the exploration of our existing properties as well as through acquisitions of interests in new properties or of interests in companies which own properties. We encounter strong competition from other mining companies in connection with the acquisition of properties.

Future Market Access

Access to our markets is subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities. Although we are not aware of any significant trade barriers existing or impending that do, or could, materially affect our access to certain markets, we cannot assure you that our access to these markets will not be restricted in the future.

Mineral Reserves and Recovery Estimates

Disclosed reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. We estimate our mineral reserves in accordance with the requirements of the applicable Canadian securities regulatory authorities and established mining standards.

The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because we are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, this prospectus incorporates estimates of mineral resources. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of

reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves.

Our reserves are estimated by persons who are employees of the respective operating company for each of our operations. These individuals are not "independent" for purposes of applicable securities legislation. We do not use outside sources to verify our reserves or resources. The mineral reserve and resource figures incorporated in this prospectus are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future metal prices. The sampling, interpretations or assumptions underlying any reserve or resource figure may be incorrect, and the impact on mineral reserves or resources may be material. In addition, short term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause mineral reserve estimates to be modified or our operations to be unprofitable in any particular fiscal period.

We cannot assure you that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed by us in estimating our reserves.

Currency Fluctuations

Our operating results and cash flow are affected by changes in the Canadian dollar exchange rate relative to the currencies of other countries, principally the U.S. dollar. Exchange rate movements can have a significant impact on results as a significant portion of our operating costs are incurred in Canadian and other currencies, whereas substantially all of our revenues are earned in U.S. dollars. To reduce the exposure to currency fluctuations, we enter into limited foreign exchange contracts from time to time, but such hedges have not eliminated the potential that such fluctuations may result in a material adverse effect on us. In addition, our foreign exchange contracts expose us to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on us.

Interest Rate Risk

Our exposure to changes in interest rates results from investing and borrowing activities undertaken to manage our liquidity and capital requirements. We have incurred indebtedness that bears interest at fixed and floating rates, and we have entered into interest rate swap agreements to manage the interest rate risk associated with that debt. We cannot assure you that we will not be materially adversely affected by interest rate changes in the future, notwithstanding our use of interest rate swaps. In addition, our interest rate swaps expose us to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on us.

Environment

Environmental legislation affects nearly all aspects of our operations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, clean up costs arising out of contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from our existing operations, but from operations that have been closed or sold to third parties. We cannot assure you that we will at all times be in

compliance with all environmental regulations or that steps to bring us into compliance would not materially adversely affect us.

Environmental laws and regulations are evolving in all jurisdictions where we have activities. We are not able to determine the specific impact that future changes in environmental laws and regulations may have on our operations and activities, and our resulting financial position; however, we anticipate that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environment regulation. Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on us. Changes in environmental legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution.

Aboriginal Title Claims

Recent Canadian jurisprudence puts in doubt the ability of mining companies to acquire within a reasonable time frame effective mineral titles in some parts of Canada, particularly British Columbia, in which aboriginal title is claimed. The risk of unforeseen aboriginal title claims also exists in foreign jurisdictions and also could affect existing operations as well as development projects and future acquisitions.

Foreign Activities

We operate in a number of foreign countries where there are added risks and uncertainties due to the different economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or an unfavorable political climate may make it difficult for us to obtain financing for projects in some countries.

Legal Proceedings

The nature of our business subjects us to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty. We cannot assure you that these matters will not have a material adverse effect on us.

In October 1999, the Supreme Court of British Columbia dismissed a lawsuit brought against Cominco Ltd. (now known as Teck Cominco Metals Ltd.) and the trustees of its pension funds. In the lawsuit, the plaintiffs claimed that a reorganization of pension plans in 1986 was improper and units with a value of $120 million (based on current unit values) should be transferred back to Cominco Ltd.'s original pension plan from various successor plans. The court held that the plaintiffs suffered no loss of benefits due to the transfers that occurred as a result of the restructuring of the plans. In January 2000, the plaintiffs appealed the decision. The appeal was heard by the British Columbia Court of Appeal on June 24 to 26, 2002. The court reserved judgment on the appeal.

Teck Cominco Alaska Incorporated, which operates the Red Dog zinc mine in Alaska has received a notice of intent to sue from a California-based legal advocacy group representing certain residents of Kivalina, a community near the mine, alleging that the Red Dog zinc mine has violated the Clean Water Act and its water discharge permits issued under the National Pollutant Discharge Elimination System program. The cited violations were drawn from publicly accessible discharge reports filed by Teck Cominco Alaska Incorporated.

The Company

Incorporation

Teck Cominco Limited was continued under the *Canada Business Corporations Act* in 1978. We are the continuing company resulting from the merger in 1963 of the interests of The Teck-Hughes Gold Mines Ltd., Lamaque Gold Mines Limited and Canadian Devonian Petroleum Ltd., companies incorporated in 1913, 1937 and 1951 respectively. Over the years, several other reorganizations have been undertaken. These include the merger of the company with Brameda Resources Limited and The Yukon Consolidated Gold Corporation in 1979, the merger with Highmont Mining Corporation and Iso Mines Limited in 1979, the consolidation with Afton Mines Ltd. in 1981 and the merger with Copperfields Mining Corporation in 1983. On July 20, 2001, the company completed a merger with Cominco Ltd. by acquiring all of the issued and outstanding common shares of Cominco Ltd. that the company did not previously own by way of a plan of arrangement under the *Canada Business Corporations Act.* Pursuant to the plan of arrangement, Cominco Ltd. shareholders received 1.8 Class B subordinate voting shares of the company plus six dollars in cash for each Cominco Ltd. common share held. On July 23, 2001, Cominco Ltd. changed its name to Teck Cominco Metals Ltd. and on September 12, 2001, the company changed its name to Teck Cominco Limited. The company's Class A and Class B common shares are listed on The Toronto Stock Exchange and trade under the symbols "TEK.A" and "TEK.B", respectively. The company's head and registered office is located at Suite 600, 200 Burrard Street, Vancouver, British Columbia V6C 3L9.

Subsidiaries

Our financial statements consolidate the accounts of all of our subsidiaries. Our material subsidiaries, which are wholly-owned, directly or indirectly, unless otherwise indicated, are as follows:

Company Name	Jurisdiction of Incorporation
Teck Cominco Metals Ltd. (100% common)	Canada
Teck-Hemlo Inc.	Ontario
Teck-Bullmoose Coal Inc.	British Columbia
TeckGold Limited	Canada
Teck-Pogo Inc.	Alaska, U.S.A.
Teck Resources Inc.	Colorado, U.S.A.
Teck Cominco Alaska Incorporated	Alaska, U.S.A.
Teck Cominco American Incorporated	Washington, U.S.A.
Refineria de Cajamarquilla S.A. (82%)	Peru

Major Holdings of the Company

We are engaged primarily in the exploration for, and the development, production and processing of natural resources. We are a producer of zinc, coal, copper, gold, lead, as well as various specialty metals such as germanium and indium. Certain of our current zinc operations and assets are managed by a subsidiary, Teck Cominco Metals Ltd. The principal mining and processing operations in which the company has an interest are the following:

(i) the Red Dog zinc mine, located near Kotzebue, Alaska, in which the company has a 100% interest, subject to a royalty in favor of the NANA Regional Corporation Inc.;

(ii) the Antamina copper, zinc mine located in Peru and owned by Compañía Minera Antamina S.A. in which the company has a 22.5% interest;

(iii) the Trail smelter and refinery, located at Trail, British Columbia, and the Waneta hydroelectric power plant, in each of which the company has a 100% interest;

(iv) the Cajamarquilla zinc refinery, located near Lima, Peru, in which the company has an 82% interest;

(v) the Elkview coal mine, located in southeastern British Columbia, in which the company has a 100% interest;

(vi) the Bullmoose coal mine, located in northeastern British Columbia, in which the company has a 61% joint venture interest;

(vii) the Highland Valley copper mine, located near Kamloops, British Columbia, in which the company has a 63.9% partnership interest;

(viii) the Louvicourt copper, zinc mine, located near Val d'Or, Quebec, in which the company has a 25% joint venture interest; and

(ix) the David Bell and Williams gold mines, located near Marathon, Ontario, in which the company has a 50% joint venture interest.

The company also has a number of advanced projects including:

(i) the Pogo gold project located in Alaska, U.S.A. in which the company can earn a 40% interest; and

(ii) the Pend Oreille zinc and lead project located near Metalline Falls, Washington, in which the company has a 100% interest.

Use of Proceeds

Unless otherwise indicated in the applicable prospectus supplement, we will use the net proceeds from the sale of debt securities to repay existing indebtedness outstanding from time to time and for general corporate purposes. We may invest funds that we do not immediately require in short-term marketable securities.

Interest Coverage

Interest coverage ratios are included in this prospectus in accordance with Canadian disclosure requirements. They have been calculated on a consolidated basis using financial information prepared in accordance with Canadian generally accepted accounting principles and do not give *pro forma* effect to any offering of debt securities or to any change in indebtedness subsequent to the dates indicated below. For purposes of these calculations, reported net earnings have been increased by interest expense, the minority shareholders' interest in earnings of subsidiary companies and income and mining taxes. The interest coverage ratio is equal to net earnings, adjusted as described above, divided by interest expense. These ratios do not purport to be indicative of interest coverage ratios for any future period.

For the twelve-month periods ended December 31, 2001 and June 30, 2002 we recorded net losses of $21 million and $89 million, respectively, after recording asset valuation write-downs totaling $169 million. The interest coverage ratio for the twelve-month period ended December 31, 2001 was 2.1 times interest expense. For the twelve-month period ended June 30, 2002 the interest coverage ratio was less than one-to-one and our earnings would have had to increase by approximately $114 million to increase the interest coverage ratio to one-to-one.

Our earnings for the twelve-month periods ended December 31, 2001 and June 30, 2002 before interest expense, income and mining taxes, minority interest, depreciation and amortization and asset valuation write-downs, amounted to approximately $557 million and $339 million, respectively, which amounted to 7.2 times and 4.6 times our interest expense for those periods, respectively.

The interest coverage ratios calculated above exclude the interest charges relating to our exchangeable debentures due 2024. Our exchangeable debentures due 2024 are classified as a component of shareholders' equity and the interest, net of taxes, is charged directly to retained earnings. If our exchangeable debentures due 2024 had been accounted for in their entirety as debt for the purpose of calculating the above interest coverage ratios, the entire amount of the interest charge would have been reflected in the calculations.

If our exchangeable debentures due 2024 had been accounted for as debt, the interest coverage ratio for the twelve-month period ended December 31, 2001 would have been 2.0. For the twelve-month period ended June 30, 2002, the interest coverage ratio would have been less than one-to-one and earnings would have had to increase by $118 million to increase the interest coverage ratio to one-to-one. In addition, if our exchangeable debentures due 2024 had been accounted for as debt, the interest coverage ratios for the twelve-month periods ended December 31, 2001 and June 30, 2002, calculated based on earnings before interest expense, income and mining taxes, minority interest, depreciation and amortization and asset valuation writedowns of $557 million and $339 million, respectively, would have amounted to 6.8 and 4.4 times our interest expense for those periods, respectively.

Description of Debt Securities

In this section, the words "company", "we", "us" and "our" refer only to Teck Cominco Limited and not to any of our subsidiaries or joint ventures. The following description sets forth certain general terms and provisions of the debt securities. The particular terms and

provisions of the series of debt securities offered by a prospectus supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such prospectus supplement.

Unless otherwise specified in the applicable prospectus supplement, the debt securities will be issued under a trust indenture (the "indenture") to be entered into between the company and The Bank of New York, as trustee (the "trustee"). A copy of the form of indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part. The following statements with respect to the indenture and the debt securities are brief summaries of certain provisions of the indenture and do not purport to be complete. For a more complete description, including the definition of any terms used but not defined under this section, prospective investors should refer to the indenture. Whenever we refer to particular provisions of the indenture, those provisions are qualified in their entirety by reference to the indenture.

We may from time to time issue debt securities and incur additional indebtedness otherwise than through the offering of debt securities pursuant to this prospectus.

General

The indenture does not limit the aggregate principal amount of debt securities (which may include debentures, notes or other evidences of indebtedness) which may be issued thereunder. It provides that debt securities may be issued from time to time in one or more series and may be denominated and payable in foreign currencies, including composite currencies. Special Canadian and United States federal income tax considerations applicable to any debt securities so denominated will be described in the prospectus supplement relating thereto. The debt securities offered pursuant to this prospectus will be limited to US$500,000,000 (or the equivalent in other currencies) aggregate principal amount. Unless otherwise indicated in the applicable prospectus supplement, the indenture also permits the company to increase the principal amount of any series of debt securities previously issued and to issue such increased principal amount.

The applicable prospectus supplement will set forth the specific terms relating to the debt securities of the series being offered and may include, without limitation, any of the following:

- the specific designation of the offered securities;
- the aggregate principal amount of the offered securities;
- the extent and manner, if any, to which payment on or in respect of the offered securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations;
- the percentage or percentages of principal amount at which the offered securities will be issued;
- the date or dates, if any, on which the offered securities will mature and the portion (if less than all of the principal amount) of the offered securities to be payable upon declaration of acceleration of maturity;
- the rate or rates per annum (which may be fixed or variable) at which the offered securities will bear interest, if any, the date or dates from which any such interest will

accrue (or the method by which such date or dates will be determined) and the dates on which any such interest will be payable and the regular record dates for any interest payable on the offered securities;

- any mandatory or optional redemption or sinking fund or analogous provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the offered securities may be redeemed or purchased at the option of the company or otherwise;

- whether the offered securities will be issuable in whole or in part in the form of one or more registered global securities ("registered global securities") and, if so, the identity of the depositary for such registered global securities;

- the denominations in which registered debt securities ("registered securities") will be issuable, if other than denominations of US$1,000 and any integral multiple thereof;

- each place where the principal of and any premium and interest on the offered securities will be payable and each place where the offered securities may be presented for registration of transfer or exchange;

- if other than United States dollars, the foreign currency or the units based on or relating to foreign currencies in which the offered securities are denominated and/or in which the payment of the principal of and any premium and interest on the offered securities will or may be payable;

- any index formula or other method pursuant to which the amount of payments of principal of, and any premium and interest on, the offered securities will or may be determined;

- whether and under what circumstances we will pay Additional Amounts (as defined below under "*—Payment of Additional Amounts*") on the offered securities in respect of certain taxes (and the terms of any such payment) and, if so, whether we will have the option to redeem the offered securities rather than pay the Additional Amounts (and the terms of any such option);

- whether the payment of the offered securities will be guaranteed by any other person;

- whether the offered securities will have the benefit of any security interest created pursuant to the terms of the indenture; and

- any other terms of the offered securities, including covenants and events of default which apply solely to the offered securities, or any covenants or events of default generally applicable to the debt securities which are not to apply to the offered securities.

Unless otherwise indicated in the applicable prospectus supplement, the indenture does not afford the holders the right to tender debt securities to the company for repurchase or provide for any increase in the rate or rates of interest at which the debt securities will bear interest in the event we should become involved in a highly leveraged transaction or in the event of a change in control of the company.

Our debt securities may be issued under the indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, to be offered and sold at a discount below their stated principal amount. The Canadian and United States federal income tax consequences and other special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or United States federal income tax purposes will be described in the prospectus supplement relating thereto.

Unless otherwise specified in the applicable prospectus supplement, upon completion of an offering of debt securities ("offered debt securities"), we will advance the proceeds of such offering to our subsidiary, Teck Cominco Metals Ltd. ("Cominco"), and Cominco will issue us a note (a "Cominco note") in the amount of such proceeds. The principal amount of such Cominco note, plus (i) accrued and unpaid interest thereon at least equal to accrued and unpaid interest on the applicable offered debt securities and (ii) other monetary obligations payable pursuant to the Cominco note, will become due and payable on demand by us or, upon an event of default under the indenture, on demand by us or our assignee. Any Cominco notes issued will be pledged in favor of the trustee for the benefit of the holders of the applicable offered debt securities. A breach under the collateral documents relating to any such pledge will be an event of default under the indenture. It will also be an event of default under the indenture if at any time following the termination of the collateral documents relating to any such pledge:

- Cominco or any successor thereto which has assumed Cominco's obligations under any such pledge has been, for a period of not less than 30 consecutive days, the primary obligor or guarantor with respect to Indebtedness (as defined below under "*—Certain Covenants*") in an aggregate amount which exceeds 10% of Consolidated Net Tangible Assets (as defined below under "*—Certain Covenants*");

- we have not, within such 30 day period, created a security interest in favor of the trustee in another note or evidence of Indebtedness issued to us by Cominco or such successor in the same principal amount and substantially similar to such collateral documents that ranks equally and ratably with unsecured and unsubordinated Indebtedness of Cominco or such successor; and

- on the 30th day of such 30 day period Cominco or such successor was a Subsidiary (as defined below under "*—Certain Covenants*").

As a result, for so long as this intercompany arrangement and pledge are in place, upon the occurrence of an event of default under the indenture, the trustee on behalf of the holders of the applicable offered debt securities will have the right to make a demand on the Cominco note and will have a claim against Cominco in an amount equal to the amount due under the applicable offered debt securities. Therefore, the applicable offered debt securities will in effect rank equally and ratably with any unsecured and unsubordinated debt issued or guaranteed by Cominco.

Ranking and Other Indebtedness

Except as indicated herein or in the applicable prospectus supplement, the debt securities will be unsecured obligations and will rank equally with all of our other unsecured and unsubordinated Indebtedness from time to time outstanding. The debt securities will be

effectively subordinated to all Indebtedness and other liabilities of our subsidiaries (other than those of Cominco) and subordinated to all secured Indebtedness and other secured liabilities of Cominco to the extent of the assets securing such Indebtedness and other liabilities. At June 30, 2002, the aggregate amount of the Indebtedness and trade payables of our subsidiaries (other than Cominco) and the secured Indebtedness of Cominco was approximately $275 million.

Pledge Termination

Under the circumstances set forth below, we may terminate the pledge of a Cominco note.

If we elect to terminate the pledge of a Cominco note, we are obligated to notify each debt rating agency known to us which has assigned a rating to the applicable offered debt securities and which is designated by the SEC as a "Nationally Recognized Statistical Rating Organization" (a "Participating NRSRO") and the trustee of our intention to exercise our option to terminate the pledge of such Cominco note at least 45 days prior to the proposed date of such termination (the "Release Date"). In order to effect the termination of the pledge of a Cominco note, on the proposed Release Date we are obligated to deliver to the trustee an officers' certificate stating that we have satisfied each of the conditions listed below.

After delivery of such officers' certificate, we may, at our option and without the consent of the holders of the applicable offered debt securities, permanently terminate the pledge of a Cominco note, provided that at the time of such termination:

- Cominco shall not be the primary obligor or guarantor with respect to any Indebtedness, other than Indebtedness which in the aggregate does not exceed an amount equal to 10% of Consolidated Net Tangible Assets;

- the rating assigned to the applicable offered debt securities by at least two Participating NRSRO's (or if there is only one Participating NRSRO, by that one Participating NRSRO) is within one of the ratings categories assigned by them designating "investment grade" corporate debt securities;

- at least two Participating NRSRO's (or if there is only one Participating NRSRO, that one Participating NRSRO) have affirmed that the rating assigned by them to the applicable offered debt securities shall not be downgraded as a result of the termination of the pledge, or notice thereof; and

- no default or event of default has occurred and is continuing under the indenture.

Form, Denomination, Exchange and Transfer

Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be issued only in fully registered form without coupons and in denominations of US$1,000 or any integral multiple thereof. Debt securities may be presented for exchange and registered securities may be presented for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the indenture and in the applicable prospectus supplement, without service charge, but upon payment of any taxes or other governmental charges due in connection therewith. The company has appointed the trustee as security registrar.

Payment

Unless otherwise indicated in the applicable prospectus supplement, payment of the principal of and any premium and interest on registered securities (other than registered global securities) will be made at the office or agency of the trustee, at 101 Barclay Street, Floor 21 West, New York, New York 10286, Attention: Global Finance Unit, to the persons in whose name such registered securities are registered at the close of business on the regular record date for such interest payment.

Registered Global Securities

The registered securities of a particular series may be issued in the form of one or more registered global securities which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to such series. Unless and until exchanged, in whole or in part, for debt securities in definitive registered form, a registered global security may not be transferred except as a whole by the depositary for such registered global security to a nominee of such depositary, by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of debt securities to be represented by a registered global security will be described in the prospectus supplement relating to such series. The company anticipates that the following provisions will apply to all depositary arrangements.

Upon the issuance of a registered global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by such registered global security to the accounts of such persons having accounts with such depositary or its nominee ("participants") as will be designated by the underwriters, investment dealers or agents participating in the distribution of such debt securities, or by the company if such debt securities are offered and sold directly by the company. Ownership of beneficial interests in a registered global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of such ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants).

So long as the depositary for a registered global security or its nominee is the registered owner thereof, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such registered global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a registered global security will not be entitled to have debt securities of the series represented by such registered global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of such series in definitive form and will not be considered the owners or holders thereof under the indenture.

Principal, premium, if any, and interest payments on a registered global security registered in the name of a depositary or its nominee will be made to such depositary or nominee, as the

case may be, as the registered owner of such registered global security. None of the company, the trustee or any paying agent for debt securities of the series represented by such registered global security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in such registered global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

We expect that the depositary for a registered global security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such registered global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in such registered global security held through such participants will be governed by standing instructions and customary practices, as is now the case with debt securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

If the depositary for a registered global security representing debt securities of a particular series is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act and no successor despositary is appointed within 90 days after we receive notice or become aware of such condition, we will issue registered securities of such series in definitive form in exchange for such registered global security. In addition, we may at any time and in our sole discretion determine not to have the debt securities of a particular series represented by one or more registered global securities and, in such event, will issue registered securities of such series in definitive form in exchange for all of the registered global securities representing debt securities of such series.

Certain Covenants

Set forth below is a summary of certain of the defined terms used in the indenture. We urge you to read the indenture for the full definition of all such terms.

"Attributable Debt" means as to any particular lease under which any person is liable at the time as lessee, and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such person under such lease during the remaining term thereof (including any period for which such lease has been extended or may, at the option of the lessor, be extended), discounted from the respective due dates thereof to such date at a rate per annum equivalent to the rate inherent in such lease (as determined by our board of directors) compounded semi-annually, excluding amounts required to be paid on account of or attributable to operating costs and overhead charges and including, in certain circumstances, any termination penalty in the case of a lease terminable by the lessee.

"Consolidated Net Tangible Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (1) all current liabilities (excluding any portion thereof constituting Funded Debt); and (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent consolidated balance sheet of Teck Cominco and computed in accordance with GAAP.

"Funded Debt", means as applied to any person, all Indebtedness created or assumed by such person maturing after, or renewable or extendable at the option of such person beyond, 12 months from the date of creation thereof.

"GAAP" means generally accepted accounting principles in Canada in effect from time to time, unless the person's most recent audited or quarterly financial statements are not prepared in accordance with generally accepted accounting principles in Canada, in which case "GAAP" will mean generally accepted accounting principles in the United States in effect from time to time.

"Indebtedness" means all obligations for borrowed money represented by notes, bonds, debentures or similar evidence of indebtedness and obligations for borrowed money evidenced by credit, loan or other like agreements.

"Mortgage" means any mortgage, deed of trust, pledge, hypothéc, lien, encumbrance, charge or security interest of any kind.

"person" means any individual, corporation, partnership, joint venture, association, limited liability company, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

"Principal Property" means the interest of Teck Cominco or any Restricted Subsidiary in (1) the property located near Marathon, Ontario, Canada, known as the "Williams mine", the property located near Marathon, Ontario, Canada, known as the "David Bell mine", the property located near Kamloops, British Columbia, Canada, known as the "Highland Valley copper mine" and the property located near Kotzebue, Alaska, U.S.A., known as the "Red Dog mine"; and (2) any (a) mineral property or (b) manufacturing or processing plant, building, structure, dam or other facility, together with the land upon which it is erected and fixtures comprising a part thereof, whether owned as of the date of the indenture or thereafter acquired or constructed by Teck Cominco or any Restricted Subsidiary, which, in the case of the items enumerated in each of 2(a) and 2(b) above, is located in Canada or the United States or its territories or possessions, the net book value of which interest, in each case, on the date as of which the determination is being made, is an amount which exceeds 10% of Consolidated Net Tangible Assets, except any such mineral property, plant, building, structure, dam or other facility or any portion thereof, together with the land upon which it is erected and fixtures comprising a part thereof, (i) acquired or constructed principally for the purpose of controlling or abating atmospheric pollutants or contaminants, or water, noise, odor or other pollution or (ii) which the board of directors of Teck Cominco by resolution declares is not of material importance to the total business conducted by Teck Cominco and its Restricted Subsidiaries considered as one enterprise.

"Restricted Subsidiary" means (1) any Subsidiary (a) substantially all of the property of which is located, or substantially all of the business of which is carried on, within Canada or the United States or its territories or possessions; and (b) which owns or leases a Principal Property; and (2) any Subsidiary engaged primarily in the business of owning or holding securities of Restricted Subsidiaries; provided that the term "Restricted Subsidiary" will not include any Subsidiary the principal assets of which are stock or Indebtedness of persons which conduct substantially all of their business outside Canada or the United States or its territories or possessions.

"Sale and Leaseback Transactions" mean any arrangement with a bank, insurance company or other lender or investor (other than Teck Cominco or a Restricted Subsidiary) providing for the

leasing by Teck Cominco or any such Restricted Subsidiary of any Principal Property which has been or is to be sold or transferred, more than 120 days after the later of the acquisition, completion of construction or commencement of full operation thereof by Teck Cominco or such Restricted Subsidiary to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such Principal Property.

"Shareholders' Equity" means the aggregate amount of shareholders' equity of Teck Cominco as shown on the most recent audited annual consolidated balance sheet of Teck Cominco and computed in accordance with GAAP.

"Subsidiary" means, at any relevant time, any person of which the voting shares or other interests carrying more than 50% of the outstanding voting rights attached to all outstanding voting shares or other interests are owned, directly or indirectly, by or for Teck Cominco and/or one or more Subsidiaries of Teck Cominco.

Negative Pledge

We have covenanted under the indenture that for so long as any of our debt securities under the indenture are outstanding, and subject to the provisions of the indenture, we will not, and we will not permit any Restricted Subsidiary to, create, incur, issue, assume or otherwise have outstanding any Mortgage on or over any Principal Property now owned or hereafter acquired by Teck Cominco or a Restricted Subsidiary to secure any Indebtedness, or on shares of stock or Indebtedness of any Restricted Subsidiary now owned or hereafter acquired by Teck Cominco or a Restricted Subsidiary to secure any Indebtedness, unless at the time thereof or prior thereto the debt securities then outstanding under the indenture (together with, if and to the extent we so determine, any other Indebtedness then existing or thereafter created) are secured equally and rateably with (or prior to) any and all such Indebtedness for so long as such Indebtedness is so secured by such Mortgage; *provided, however,* such negative pledge will not apply to or operate to prevent or restrict the following permitted encumbrances:

(1) any Mortgage on property, shares of stock or Indebtedness of any person existing at the time such person becomes a Restricted Subsidiary or created, incurred, issued or assumed in connection with the acquisition of any such person;

(2) any Mortgage on any Principal Property created, incurred, issued or assumed at or prior to the time such property became a Principal Property or existing at the time of acquisition of such Principal Property by Teck Cominco or a Restricted Subsidiary, whether or not assumed by Teck Cominco or such Restricted Subsidiary; *provided* that no such Mortgage will extend to any other Principal Property of Teck Cominco or any Restricted Subsidiary;

(3) any Mortgage on all or any part of any Principal Property (including any improvements or additions to improvements on a Principal Property) hereafter acquired, developed, expanded or constructed by Teck Cominco or any Restricted Subsidiary to secure the payment of all or any part of the purchase price, cost of acquisition or cost of development, expansion or construction of such Principal Property or of improvements or additions to improvements thereon (or to secure any Indebtedness incurred by Teck Cominco or a Restricted Subsidiary for the purpose of financing all or any part of the purchase price, cost of acquisition or cost of

development, expansion or construction thereof or of improvements or additions to improvements thereon) created prior to, at the time of, or within 360 days after the later of, the acquisition, development, expansion or completion of construction (including construction of improvements or additions to improvements thereon), or commencement of full operation of such Principal Property; *provided* that no such Mortgage will extend to any other Principal Property of Teck Cominco or a Restricted Subsidiary other than, in the case of any such construction, improvement, development, expansion or addition to improvement, all or any part of any other Principal Property on which the Principal Property so constructed, developed or expanded, or the improvement or addition to improvement, is located;

(4) any Mortgage on any Principal Property of any Restricted Subsidiary to secure Indebtedness owing by it to Teck Cominco or to another Restricted Subsidiary;

(5) any Mortgage on any Principal Property of Teck Cominco to secure Indebtedness owing by it to a Restricted Subsidiary;

(6) any Mortgage on any Principal Property or other assets of Teck Cominco or any Restricted Subsidiary existing on the date of the indenture, or arising thereafter pursuant to contractual commitments entered into prior to the date of the indenture;

(7) any Mortgage on any Principal Property or other assets of Teck Cominco or any Restricted Subsidiary created for the sole purpose of extending, renewing, altering or refunding any of the foregoing Mortgages, *provided* that the Indebtedness secured thereby will not exceed the principal amount of Indebtedness so secured at the time of such extension, renewal, alteration or refunding, plus an amount necessary to pay fees and expenses, including premiums, related to such extensions, renewals, alterations or refundings, and that such extension, renewal, alteration or refunding Mortgage will be limited to all or any part of the same Principal Property and improvements and additions to improvements thereon and/or shares of stock and Indebtedness of a Restricted Subsidiary which secured the Mortgage extended, renewed, altered or refunded or either of such property or shares of stock or Indebtedness; or

(8) any Mortgage on any Principal Property or on any shares of stock or Indebtedness of any Restricted Subsidiary created, incurred, issued or assumed to secure Indebtedness of Teck Cominco or any Restricted Subsidiary, which would otherwise be subject to the foregoing restrictions, in an aggregate amount which, together with the aggregate principal amount of other Indebtedness secured by Mortgages on any Principal Property or on any shares of stock or Indebtedness of any Restricted Subsidiary then outstanding (excluding Indebtedness secured by Mortgages permitted under the foregoing exceptions) and the Attributable Debt in respect of all Sale and Leaseback Transactions entered into after the date of the indenture (not including Attributable Debt in respect of any such Sale and Leaseback Transactions the proceeds of which are applied as set forth below under "*—Limitation on Sale and Leaseback Transactions*") would not then exceed 10% of Consolidated Net Tangible Assets.

For purposes of the foregoing and the covenant below entitled "*—Limitation on Sale and Leaseback Transactions*", the giving of a guarantee which is secured by a Mortgage on a Principal Property or on shares of stock or Indebtedness of any Restricted Subsidiary, and the creation of a Mortgage on a Principal Property or on shares of stock or Indebtedness of any Restricted Subsidiary to secure Indebtedness which existed prior to the creation of such

Mortgage, will be deemed to involve the creation of Indebtedness in an amount equal to the principal amount guaranteed or secured by such Mortgage but the amount of Indebtedness secured by Mortgages on any Principal Property and shares of stock and Indebtedness of Restricted Subsidiaries will be computed without cumulating the underlying Indebtedness with any guarantee thereof or Mortgage securing the same.

The following types of transactions will not be deemed to be Mortgages securing Indebtedness: any acquisition by Teck Cominco or any Restricted Subsidiary of any property or assets subject to any reservation or exception under the terms of which any vendor, lessor or assignor creates, reserves or excepts or has created, reserved or excepted an interest in base metals, precious metals, oil, gas or any other mineral or timber in place or the proceeds thereof; any conveyance or assignment whereby Teck Cominco or any Restricted Subsidiary conveys or assigns to any person or persons an interest in base metals, precious metals, oil, gas or any other mineral or timber in place or the proceeds thereof; or any Mortgage upon any property or assets owned or leased by Teck Cominco or any Restricted Subsidiary or in which Teck Cominco or any Restricted Subsidiary owns an interest to secure to the person or persons paying the expenses of developing or conducting operations for the recovery, storage, transportation or sale of the mineral resources of the said property (or property with which it is utilized) the payment to such person or persons of Teck Cominco's or the Restricted Subsidiary's proportionate part of such development or operating expense; *provided* that such Mortgage does not extend beyond such property or assets and that the principal amount of any Indebtedness secured thereby does not exceed the amount of such expenses.

Limitation on Sale and Leaseback Transactions

Sale and Leaseback Transactions by Teck Cominco or any Restricted Subsidiary of any Principal Property are prohibited by the indenture unless (1) such transaction involves a lease or right to possession or use for a temporary period not to exceed three years following such transaction, by the end of which it is intended that the use of such property by the lessee will be discontinued; or (2) immediately prior to the entering into of such transaction, Teck Cominco or such Restricted Subsidiary could create a Mortgage on such Principal Property securing Indebtedness in an amount equal to the Attributable Debt with respect to the particular Sale and Leaseback Transaction; or (3) the proceeds of such transaction (a) are equal to or greater than the fair market value (as determined by our board of directors) of the Principal Property so sold and leased back at the time of entering into such Sale and Leaseback Transaction and (b) within 180 days after such transaction, are applied to either the payment of all or any part of the purchase price, cost of acquisition, cost of development, cost of expansion or cost of construction of a Principal Property or cost of improvements or additions to improvements thereon or the prepayment (other than mandatory prepayment) of Funded Debt of Teck Cominco or a Restricted Subsidiary (other than Funded Debt held by Teck Cominco or any Restricted Subsidiary).

Consolidation, Amalgamation and Merger and Sale of Assets

We may not consolidate or amalgamate with or merge into or enter into any statutory arrangement with any other person, or, directly or indirectly, convey, transfer or lease all or substantially all our properties and assets to any person, unless:

- the person formed by or continuing from such consolidation or amalgamation or into which we are merged or with which we enter into such statutory arrangement or the person which acquires or leases all or substantially all of our properties and assets is organized and existing under the laws of the United States, any state thereof or the District of Columbia or the laws of Canada or any province or territory thereof, or, if such consolidation, amalgamation, merger, statutory arrangement or other transaction would not impair the rights of the holders of the debt securities under the indenture, in any other country, provided that if such successor person is organized under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia, or the laws of Canada or any province or territory thereof, the successor person assumes our obligations under the debt securities and the indenture to pay Additional Amounts (as defined below under "*—Payment of Additional Amounts*"), and, in connection therewith, for purposes of the provisions described in "*—Payment of Additional Amounts*" and "*—Tax Redemption*" below, the name of such successor jurisdiction is added with Canada in each place that Canada appears therein;

- the successor person expressly assumes or assumes by operation of law all of our obligations under our debt securities and under the indenture;

- immediately before and after giving effect to such transaction, no event of default and no event which, after notice or lapse of time or both, would become an event of default, will have happened and be continuing; and

- certain other conditions are met.

If, as a result of any such transaction, any of our Principal Properties become subject to a Mortgage, then, unless such Mortgage could be created pursuant to the indenture provisions described under "*—Negative Pledge*" above without equally and ratably securing our debt securities, we, simultaneously with or prior to such transaction, will cause our debt securities to be secured equally and ratably with or prior to the Indebtedness secured by such Mortgage.

Payment of Additional Amounts

Unless otherwise specified in the applicable prospectus supplement, all payments made by or on behalf of us under or with respect to any series of our debt securities issued under the indenture will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Canadian Taxes"), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities issued under the indenture, we will pay to each holder of such debt securities as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be

payable with respect to a payment made to a debt securities holder (such holder, an "Excluded Holder"):

- with which we do not deal at arm's length (for the purposes of the *Income Tax Act* (Canada)) at the time of the making of such payment;

- which is subject to such Canadian Taxes by reason of the debt securities holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the debt securities or the receipt of payments thereunder;

- which is subject to such Canadian Taxes by reason of the debt securities holder's failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes; or

- which is subject to such Canadian Taxes because the debt securities holder is not entitled to the benefit of an applicable treaty by reason of the legal nature of such holder.

We will also:

- make such withholding or deduction; and

- remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

We will furnish to the holders of the debt securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

We will indemnify and hold harmless each holder of debt securities (other than an Excluded Holder) and upon written request reimburse each such holder for the amount (excluding any Additional Amounts that have previously been paid by us) of:

- any Canadian Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the debt securities;

- any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

- any Canadian Taxes imposed with respect to any reimbursement under the preceding two bullet points, but excluding any such Canadian Taxes on such holder's net income.

Wherever in the indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest, if any, or any other amount payable under or with respect to a debt security, such mention will be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

Unless otherwise specified in the applicable prospectus supplement, a series of our debt securities will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if we determine that:

- as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings by any legislative body, court, governmental agency or regulatory authority (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date of this prospectus, we have or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts; or

- on or after the date of this prospectus, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation will be officially proposed, which, in any such case, in the written opinion of our legal counsel, will result in our becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series,

and, in any such case, we, in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us.

In the event that we elect to redeem a series of our debt securities pursuant to the provisions set forth in the preceding paragraph, we will deliver to the trustee an officers' certificate, signed by two authorized officers, stating that we are entitled to redeem such series of our debt securities pursuant to their terms.

Notice of intention to redeem such series of our debt securities will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Provision of Financial Information

We will file with the trustee, within 15 days after we file them with the SEC, copies, which may be in electronic format, of our annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the trustee:

- within 140 days after the end of each fiscal year, the information required to be contained in annual reports on Form 20-F, Form 40-F or Form 10-K as applicable (or any successor form); and

- within 60 days after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in reports on Form 6-K (or any successor form) which, regardless of applicable requirements will, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities listed on such exchange.

Such information will be prepared in accordance with Canadian disclosure requirements and GAAP; *provided, however,* that we will not be obligated to file such report with the SEC if the SEC does not permit such filings.

Events of Default

The following are summaries of events of default under the indenture with respect to debt securities of any series:

- default in the payment of any interest on any debt securities of that series when such interest becomes due and payable, and such default is continued for 30 days;

- default in the payment of the principal of (or premium, if any, on) any debt securities of that series when it becomes due and payable;

- default in the performance, or breach, of any of the covenants of the company in the indenture in respect of the debt securities of that series and described above under "*—Consolidation, Amalgamation and Merger and Sale of Assets*";

- default in the performance, or breach, of any other covenant of the company in the indenture in respect of the debt securities of that series, and such default or breach is continued for 60 days after written notice to us as provided in the indenture;

- if an event of default (as defined in any indenture or instrument under which we or one of our Restricted Subsidiaries has at the time of the indenture or will thereafter have outstanding any Indebtedness) has occurred and is continuing, or Teck Cominco or any Restricted Subsidiary has failed to pay principal amounts with respect to such Indebtedness at maturity and such event of default or failure to pay has resulted in Indebtedness under such indentures or instruments being declared due, payable or otherwise being accelerated, in either event so that an amount in excess of the greater of US$50,000,000 and 2% of our Shareholders' Equity will be or become due, payable and accelerated upon such declaration or prior to the date on which the same would otherwise have become due, payable and accelerated (the "accelerated indebtedness"), and such acceleration will not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument will not be remedied or cured, whether by payment or otherwise, or waived by the holders of such accelerated indebtedness, then (i) if the accelerated indebtedness will be as a result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, it will not

be considered an event of default for purposes of the indenture governing our debt securities until 30 days after such Indebtedness has been accelerated, or (ii) if the accelerated indebtedness will occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (A) if such accelerated indebtedness is, by its terms, non-recourse to us or our Restricted Subsidiaries, it will not be considered an event of default for purposes of the indenture governing our debt securities; or (B) if such accelerated indebtedness is recourse to us or our Restricted Subsidiaries, any requirement in connection with such failure to pay or event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument in connection with such failure to pay principal or an event of default will be applicable together with an additional seven days before being considered an event of default for purposes of the indenture;

- certain events of bankruptcy, insolvency or reorganization occur;
- certain events of default concerning the collateral documents relating to the pledge described above under "—*General*"; and
- any other events of default provided with respect to debt securities of that series.

If an event of default with respect to any series of the debt securities occurs and is continuing, unless the principal amount of all of the debt securities of that series will have already become due and payable, the trustee may, in its discretion, and will upon request in writing made by the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of such affected series, declare by written notice to us as provided in the indenture, the principal amount of all debt securities of such affected series and all accrued interest thereon to be immediately due and payable. However, at any time after a declaration of acceleration with respect to the debt securities has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul such declaration.

Except in cases of default where the trustee is required to exercise those rights and powers vested in it by the indenture, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs, the trustee is not required to take any action under the indenture at the request of any holders of the debt securities unless the holders offer the trustee protection from expenses and liability satisfactory to the trustee (called an "indemnity"). If such indemnity is provided, the holders of a majority in aggregate principal amount of the outstanding debt securities may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee and these majority holders may also direct the trustee to perform or exercise any trust or power granted to the trustee under the indenture with respect to the debt securities.

No holder of debt securities of any series will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee or for any other remedy thereunder, unless:

(1) such holder has previously given to the trustee written notice that an event of default has occurred with respect to the debt securities of such series;

(2) the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series make a written request that the trustee take action because of the default, and such holder or holders offer an indemnity satisfactory to the trustee against the cost and other liabilities of taking that action; and

(3) the trustee has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series a direction inconsistent with such request and has failed to take any action for 60 days after receipt of the above notice, request and direction.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of, or any premium, if any, or interest on such debt securities on or after the applicable due date specified in such debt securities.

The trustee may withhold notice of any continuing default from the holders of the debt securities (except a default in the payment of principal (or premium, if any) or interest, if any, if it determines in good faith that withholding notice is in the interest of the holders.

Every year we will furnish to the trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the debt securities or, if not, specifying any known default.

Modification and Waiver

Modifications and amendments of the indenture may be made by us and the trustee with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series issued under the indenture affected by such modification or amendment; *provided, however*, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series:

- change the stated maturity of the principal of (or premium, if any) or any installment of interest, if any, on any debt security;
- change any of our obligations to pay Additional Amounts (except under certain circumstances provided in the indenture);
- reduce the principal amount of, (or premium, if any) or rate of interest, if any, on any debt security;
- reduce the amount of principal of a debt security payable upon acceleration of the maturity thereof or the amount thereof provable in bankruptcy or adversely affect any right of repayment at the option of any holder of debt securities;
- change the place of payment;
- change the currency of payment of principal of (or premium, if any) or interest, if any, on any debt security;
- adversely affect any right to convert or exchange any debt security;
- impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

• reduce the voting or quorum requirements relating to meetings of holders of debt securities;

• reduce the percentage of aggregate principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of the applicable indenture provisions or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

• modify any provisions of the indenture relating to the modification and amendment of the indenture or the waiver of past defaults of covenants except as otherwise specified in the indenture.

The holders of a majority in principal amount of our outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the indenture. The holders of a majority in principal amount of outstanding debt securities of any series may waive any past default under the indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series. The indenture or the debt securities may be amended or supplemented, without the consent of any holder of such debt securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change, in any case, that would not adversely affect any holder of such debt securities.

Defeasance and Covenant Defeasance

Unless otherwise specified in the applicable prospectus supplement, the indenture provides that, at our option, we will be discharged from any and all obligations in respect of the outstanding debt securities of any series upon irrevocable deposit with the trustee, in trust, of money and/or U.S. government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of financial advisers or independent chartered accountants as evidenced by a certificate of an officer of the company delivered to the trustee to pay the principal of (and premium, if any) and interest, if any, on the outstanding debt securities of such series (hereinafter referred to as a "defeasance") (except with respect to the authentication, transfer, exchange or replacement of our debt securities or the maintenance of a place of payment and certain other obligations set forth in the indenture). Such trust may only be established if, among other things:

• we have delivered to the trustee an opinion of counsel in the United States stating that (i) we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or (ii) since the date of execution of the indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

- we have delivered to the trustee an opinion of counsel in Canada or a ruling from the Canada Customs and Revenue Agency to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other Canadian tax purposes as a result of such defeasance and will be subject to Canadian federal, provincial or territorial income and other Canadian tax on the same amounts, in the same manner and at the same times as would have been the case had such defeasance not occurred (and for the purposes of such opinion, such Canadian counsel will assume that holders of the outstanding debt securities of such series include holders who are not resident in Canada);

- no event of default or event that, with the passing of time or the giving of notice, or both, will constitute an event of default will have occurred and be continuing on the date of such deposit;

- we are not an "insolvent person" within the meaning of the *Bankruptcy and Insolvency Act* (Canada) on the date of such deposit and after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and

- other customary conditions precedent are satisfied.

We may exercise our defeasance option notwithstanding our prior exercise of our covenant defeasance option described in the following paragraph if we meet the conditions described in the preceding paragraph at the time we exercise the defeasance option.

The indenture provides that, at our option, unless and until we have exercised our defeasance option described above, we may omit to comply with the covenants described under "*—Negative Pledge*" and "*—Limitation on Sale and Leaseback Transactions*", and certain aspects of the covenant described under "*—Consolidation, Amalgamation, Merger and Sale of Assets*" and certain other covenants and such omission will not be deemed to be an event of default under the indenture and our outstanding debt securities upon irrevocable deposit with the trustee, in trust, of money and/or U.S. government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of financial advisers or independent chartered accountants as evidenced by a certificate of an officer of the company delivered to the trustee to pay the principal of (and premium, if any) and interest, if any, on the outstanding debt securities (hereinafter referred to as "covenant defeasance"). If we exercise our covenant defeasance option, the obligations under the indenture other than with respect to such covenants and the events of default other than with respect to such covenants will remain in full force and effect. Such trust may only be established if, among other things:

- we have delivered to the trustee an opinion of counsel in the United States to the effect that the holders of our outstanding debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

- we have delivered to the trustee an opinion of counsel in Canada or a ruling from the Canada Customs and Revenue Agency to the effect that the holders of our

outstanding debt securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other Canadian tax purposes as a result of such covenant defeasance and will be subject to Canadian federal, provincial or territorial income and other Canadian tax on the same amounts, in the same manner and at the same times as would have been the case had such covenant defeasance not occurred (and for the purposes of such opinion, such Canadian counsel will assume that holders of our outstanding debt securities include holders who are not resident in Canada);

- no event of default or event that, with the passing of time or the giving of notice, or both, will constitute an event of default will have occurred and be continuing on the date of such deposit;

- we are not an "insolvent person" within the meaning of the *Bankruptcy and Insolvency Act* (Canada) on the date of such deposit and after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and

- other customary conditions precedent are satisfied.

Governing Law

The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

Consent to Service

Under the indenture, Teck Cominco will irrevocably appoint CT Corporation System, 111 – 8th Avenue, 13th Floor, New York, New York 10011, as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the indenture or the debt securities that may be instituted in any federal or New York state court located in the Borough of Manhattan, in the City of New York, or brought by the trustee (whether in its individual capacity or in its capacity as trustee under the indenture), and will irrevocably submit to the non-exclusive jurisdiction of such courts.

Discharge of the Indenture

We may satisfy and discharge our obligations under the indenture with respect to the debt securities by delivering to the trustee for cancellation all outstanding debt securities or by depositing with the trustee or the paying agent, after the debt securities have become due and payable, whether at stated maturity, on any redemption date or otherwise, cash sufficient to pay all of the outstanding debt securities and pay all other sums payable under the indenture by us.

Enforceability of Judgments

We are incorporated under and governed by the laws of Canada. Many of our assets are located outside the United States and most of our directors and officers and some of the experts named in this prospectus are not residents of the United States. As a result, it may be difficult for you to effect service within the United States upon us and upon those directors,

officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers or experts under the United States federal securities laws. We have been advised by our Canadian counsel, Lang Michener, that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments in United States courts, of civil liabilities predicated upon United States federal securities laws.

Certain Income Tax Consequences

The applicable prospectus supplement will describe to an investor who is a non-resident of Canada certain Canadian federal income tax consequences of acquiring any debt securities offered thereunder, including whether the payments of principal, premium (if any) and interest will be subject to Canadian non-resident withholding tax. The applicable prospectus supplement will also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any debt securities offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code).

Plan of Distribution

We may sell the debt securities to or through underwriters or dealers, and also may sell the debt securities to one or more other purchasers directly or through agents.

The applicable prospectus supplement will set forth the terms of the offering relating to the particular debt securities, including, to the extent applicable, the name or names of any underwriters or agents, the initial public offering price or prices of the offered securities, the proceeds to us from the sale of the offered securities, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time. Underwriters with respect to each series sold to or through underwriters will be named in the prospectus supplement relating to such series.

The debt securities may be sold from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers.

In connection with the sale of debt securities, underwriters may receive compensation from us or from purchasers of debt securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of debt securities may be deemed to be underwriters and any commissions received by them from us and any profit on the resale of debt securities by them may be deemed to be underwriting commissions under the U.S. Securities Act of 1933, as amended (the "Securities Act").

If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as the company's agents to solicit offers by certain institutions to purchase the offered securities directly from the company pursuant to contracts providing for payment and

delivery on a future date. Such contracts will be subject only to the conditions set forth in such prospectus supplement, which will also set forth the commission payable for solicitation of such contracts.

Underwriters, dealers and agents who participate in the distribution of the debt securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contributions with respect to payments which such underwriters, dealers, or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

The debt securities will not be qualified for sale under the securities laws of Canada or any province or territory of Canada, unless the applicable prospectus supplement indicates otherwise with respect to the offered securities, and may not be offered or sold, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter and each dealer participating in the distribution of offered securities will agree that, unless the applicable prospectus supplement indicates otherwise, it will not, directly or indirectly, offer, sell or deliver any such offered securities purchased by it in connection with such distribution, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada.

Each series of debt securities will be a new issue of debt securities with no established trading market. Unless otherwise specified in the applicable prospectus supplement relating to a series of debt securities, the debt securities will not be listed on any securities exchange or automated quotation system and you may not be able to resell the debt securities purchased. Certain broker-dealers may make a market in the debt securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the debt securities of any series or as to the liquidity of the trading market for the debt securities of any series.

Legal Matters

Unless otherwise specified in the applicable prospectus supplement, certain matters of Canadian law will be passed upon for the company by Lang Michener, Toronto and Vancouver, Canada. Certain matters of United States law will be passed upon for the company by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York. In addition, certain matters of United States law will be passed upon for the underwriters by Shearman & Sterling, Toronto, Canada.

The partners and associates of Lang Michener and the individuals named under the heading "Experts" as a group beneficially own, directly and indirectly, less than 1% of our securities of any class.

Experts

Our consolidated financial statements for the years ended December 31, 2001 and 2000 and for each of the years in the two year period ended December 31, 2001 have been incorporated herein by reference in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, incorporated herein by reference, and upon the authority of said firm as experts

in accounting and auditing. The statements as to our reserves which appear in our Annual Information Form for the year ended December 31, 2001 have been incorporated by reference herein upon the authority, as experts, of (i) David Bell—Doug Sands, P.Eng, (ii) Williams—Gordon Skrecky, P.Eng, (iii) Elkview—Carel van Eendenburg, P.Eng, (iv) Antamina—Gordon Stothart, P.Eng, (v) Highland Valley Copper—Ralf Kintzi, P.Eng and (vi) Red Dog—Thomas Krolak, RG—Missouri. These persons are employees of the respective operating company for each or our operations.

Documents Filed As Part Of The Registration Statement

The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part insofar as required by the SEC's Form F-9:

- the documents listed under *"Where You Can Find More Information"* in this prospectus;
- the consent of our accountants PricewaterhouseCoopers LLP;
- the consent of our Canadian counsel, Lang Michener;
- the consents of Doug Sands, P.Eng., Gordon Skrecky, P.Eng., Carel van Eendenburg, P.Eng., Gordon Stothart, P.Eng., Ralf Kintzi P.Eng. and Thomas Krolak, RG, who are employees of the respective operating company for each of our operations;
- powers of attorney from directors and officers of Teck Cominco;
- the form of trust indenture relating to the debt securities and the form of Cominco note and pledge agreement relating thereto;
- statement of eligibility of the trustee on Form T-1; and
- interest coverage ratios.

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